UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-CSR

**CERTIFIED SHAREHOLDER REPORT OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES**

Investment Company Act file number: 811-5003

Blue Chip Value Fund, Inc.
(Exact name of registrant as specified in charter)

1225 17th Street, 26th Floor, Denver, Colorado 80202
(Address of principal executive offices) (Zip code)

Michael P. Malloy
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, Pennsylvania 19103-6996
(Name and address of agent for service)

Registrant's Telephone Number, including Area Code: (800) 624-4190

Date of fiscal year end: December 31

Date of reporting period: December 31, 2004

Item 1 - Reports to Stockholders

       The following is a copy of the report to shareholders pursuant to Rule 30e-1 under the Investment Company Act of 1940 (17 CFR 270.30e-1).



Annual Report

to Stockholders

December 31, 2004

The Investment Adviser's Commentary included in this report contains certain forward-looking statements about the factors that may affect the performance of the Fund in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Fund, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Fund. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

INVESTMENT ADVISER'S COMMENTARY

Dear Fellow Stockholders:

2004 was a good year for the Blue Chip Value Fund. The Fund's net asset value total return was 13.1%, which was nicely ahead of the 10.9% return of our benchmark, the S&P 500 Index. Most of our gain for the year came during the fourth quarter, in which the portfolio was up 14.0%, and our benchmark was up 9.2%.

This past year stocks that drove our performance included companies like VeriSign, PacifiCare Health Systems and Transocean. VeriSign is a very profitable Internet infrastructure company benefiting from the rapid growth of custom ring tones being purchased for cell phones. PacifiCare Health Systems is one of the country's largest providers of healthcare programs and has been benefiting from the rapid growth of healthcare expenditures. Transocean is the world's largest offshore drilling company and, as you would expect with the high price of oil and natural gas, business is good.

In contrast, two examples of stocks that detracted from our performance were Pfizer and Intel. It is widely believed that these companies possess strong balance sheets, competitive products, highly qualified management teams and impressive research and development efforts. Nonetheless, in the past year their stock prices were down 22% and 26%, respectively. We misjudged Intel's earnings growth and Pfizer's product issues. We continue to hold both stocks because we think investors are too pessimistic about the growth prospects for these two companies over the next several years.

Our best performing sector for the year was energy. This sector was up 46% with Occidental Petroleum and Transocean making major performance contributions. We do not expect energy prices to rise in 2005 as they did in 2004. However, we believe drilling activity should be robust as oil companies are expected to spend more on exploration to meet the growing demand for energy, especially from China and India.

Healthcare was our most disappointing sector during the year, increasing only 5%. This was a good return relative to the 1.6% return for healthcare in the S&P 500 Index, but it was still disappointing to us on an absolute basis. As you may be aware, safety issues concerning major drug products have been painful to drug companies this past year. In addition, litigation costs associated with defending patent expirations on blockbuster drugs have also negatively impacted the major drug companies. As a result, we identified an opportunity in generic drug providers, such as Teva Pharmaceutical Industries and Barr Pharmaceuticals. We continue to believe healthcare offers attractive investment opportunities in the year ahead.

The strong market of the fourth quarter assisted us in seeking to optimize tax treatment for the Fund's distributions paid to you during the year. For the year 95% of the distributions were taxed at the most favorable long-term capital gains rate, while only 5% (representing net current investment income) were taxed at the ordinary income rate. Having now utilized all the capital loss carry forwards from the bear markets of 2001-2002, concerns are reduced for 2005 regarding the potential of return of capital distributions being taxed as ordinary income (as described under "Distributions to Shareholders" in the Notes to Financial Statements below).

For the year, the Fund employed average leverage of $8 million, or approximately 5% of the Fund's average total assets. The use of leverage added approximately 0.50% to the net asset value total return for the year. We anticipate continuing to utilize leverage in accordance with the policies approved by shareholders' in 2003.

As we look to 2005, we predict economic growth will be at a slower, more normal pace. Yet, corporate America continues to hold high levels of liquidity and we expect it to be utilized on capital goods, acquisitions, dividends and share repurchases. We believe this sets the stage for a favorable investment environment in 2005 for the Blue Chip Value Fund.

Sincerely,

Todger Anderson, CFA
President, Blue Chip Value Fund, Inc.
Chairman, Denver Investment Advisors LLC

Sector Diversification in Comparison to S&P 500 as of December 31, 2004*		
	Fund	**S&P 500**
Basic Materials	1.9%	2.9%
Capital Goods	6.2%	9.1%
Commercial Services	3.7%	2.6%
Communications	2.0%	5.2%
Consumer Cyclical	16.5%	13.8%
Consumer Staples	6.4%	8.5%
Energy	8.8%	7.0%
Financials	22.1%	19.9%
Medical/Healthcare	21.3%	12.5%
REITs	0.0%	0.6%
Technology	9.0%	13.0%
Transportation	2.0%	1.8%
Utilities	0.0%	3.1%
Short-Term Investments	0.1%	—

Sector diversification percentages are based on the Fund's total investments at market value. Sector diversification is subject to change and may not be representative of future investments.

Average Annual Total Returns as of December 31, 2004					
Return	**1-Year**	**3-Year**	**5-Year**	**10-Year**	**Since Inception**
Blue Chip Value Fund – NAV	13.05%	4.29%	1.97%	11.70%	8.65%
Blue Chip Value Fund – Market Price	19.15%	5.88%	5.57%	14.67%	9.48%
S&P 500 Index	10.87%	3.59%	(2.30%)	12.07%	10.94%

Past performance is no guarantee of future results. Share prices will fluctuate, so that a share may be worth more or less than its original cost when sold. Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Rights offerings, if any, are assumed for purposes of this calculation to be fully subscribed under the terms of the rights offering. Current performance may be higher or lower than the total return shown above. Please visit our website at www.blu.com to obtain the most recent month end returns. Generally, total investment return based on net asset value will be higher than total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total investment return based on the net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods.



Market Price Performance History
Since Inception (04/15/87) through December 31, 2004

$46.08

$6.68

— Adjusted Market Value[1]
— Actual Market Price[2]

*Annual distribution totals
as indicated.[3]*

$0.11 $0.19 $0.78 $0.75 $0.96 $0.77 $0.80 $0.75 $1.08 $1.35 $1.57 $1.13 $1.68 $0.89 $0.74 $0.56 $0.51 $0.56

$50 $40 $30 $20 $10 $0

'87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

6

Please Note: line graph points are as of the end of each calendar quarter.

Past performance is no guarantee of future results. Share prices will fluctuate, so that a share may be worth more or less than its original cost when sold.

[1]*Reflects the cumulative total return of an investment made by a stockholder who purchased one share at inception ($10.00 IPO) and then reinvested all annual distributions as indicated, and fully participated in primary subscriptions of rights offerings.*

[2]*Reflects the actual market price of one share as it has traded on the NYSE.*

[3]*Annual distribution totals represent actual amounts. The Fund currently pays 2.5% of its net asset value quarterly; however this policy may be changed at the discretion of the Fund's Board of Directors.*

PORTFOLIO MANAGEMENT TEAM, BLUE CHIP VALUE FUND

Mark Adelmann, CFA, CPA, Vice President and Portfolio Manager/Senior Research Analyst, joined Denver Investment Advisors LLC in 1995.

Troy Dayton, CFA, Vice President and Portfolio Manager/ Senior Research Analyst, joined Denver Investment Advisors LLC in 2002. Prior to joining the firm, he was an Equity Research Analyst with Jurika and Voyles (since 2001) and Dresdner RCM Global Investors (since 1998).

Kris Herrick, CFA, Vice President and Portfolio Manager/ Senior Research Analyst, joined Denver Investment Advisors LLC in 2000. Prior to joining the firm, he was an Equity Research Analyst with Jurika and Voyles (since 1997).

Derek Anguilm, CFA, Vice President and Senior Research Analyst, joined Denver Investment Advisors LLC in 2000. Prior to joining the firm he was with EVEREN Securities (since 1999).

Maia Babbs, Research Analyst, joined Denver Investment Advisors LLC in 2004. Prior to joining the firm she was a Senior Associate with Green Manning & Bunch Ltd. (since 2003) and Deutsche Bank Securities, Inc. (since 1999).

INVESTMENTS IN SECURITIES ISSUED BY OTHER INVESTMENT COMPANIES

Under the Fund's investment policies, which can be changed by the Board, the Fund is permitted to invest its cash balances for temporary purposes and invest for temporary defensive purposes in investment companies that are money market funds (funds whose share price remains stable at $1.00 per share), within the limits permitted by the Investment Company Act ("1940 Act"). On February 13, 2004 the Board unanimously agreed to revise this policy to permit the Fund to also invest for temporary purposes in other investment companies that are not money market funds, but have similar investment characteristics appropriate for the Fund's investment objectives, including exchange traded funds ("ETFs") that mirror the S&P 500 Index. ETFs are open-end investment companies or unit investment trusts that are registered under the 1940 Act. The shares of ETFs are listed and traded on stock exchanges at market prices.

An investment in conventional non-money market funds or ETFs involves additional risk in that the price of the shares can fluctuate up or down. Consequently, the Fund could lose money investing in a non-money market fund or an ETF if the prices of the securities owned by the non-money market fund or ETF go down. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

A pro rata portion of other investment companies' expenses will be borne by the Fund's shareholders. As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

DIVIDEND REINVESTMENT AND
CASH PURCHASE PLAN

Blue Chip Value Fund, Inc.'s (the "Fund") Dividend Reinvestment and Cash Purchase Plan offers stockholders the opportunity to reinvest dividends and capital gain distributions in additional shares of the Fund. A stockholder may also make additional cash investments under the Plan. There is no service charge for participation.

Participating stockholders will receive additional shares issued at a price equal to the net asset value per share as of the close of the New York Stock Exchange on the record date ("Net Asset Value"), unless at such time the Net Asset Value is higher than the market price of the Fund's common stock, plus brokerage commission. In this case, the Fund will attempt, generally over the next 10 business days (the "Trading Period"), to acquire shares of the Fund's common stock in the open market at a price plus brokerage commission which is less than the Net Asset Value. In the event that prior to the time such acquisition is completed, the market price of such common stock plus commission equals or exceeds the Net Asset Value, or in the event that such market purchases are unable to be completed by the end of the Trading Period, then the balance of the distribution shall be completed by issuing additional shares at Net Asset Value.

Participating stockholders may also make additional cash investments (minimum $50 and maximum $10,000 per month) by check or money order (or by wire for a $10 fee) to acquire additional shares of the Fund. Please note, however, that these additional shares will be purchased at market value plus brokerage commission (without regard to net asset value) per share.

A stockholder owning a minimum of 50 shares may join the Plan by sending an Enrollment Form to the Plan Agent at Mellon Investor Services, LLC, Overpeck Centre, 85 Challenger Road, Ridgefield Park, NJ, 07660.

The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends or distributions, even though the stockholder does not receive the cash. Participants must own at least 50 shares at all times.

A stockholder may elect to withdraw from the Plan at any time on 15-days' prior written notice, and receive future dividends and distributions in cash. There is no penalty for withdrawal from the Plan and stockholders who have withdrawn from the Plan may rejoin in the future.

The Fund may amend the Plan at any time upon 30-days prior notice to participants.

Additional information about the Plan may be obtained from Blue Chip Value Fund, Inc. by writing to 1225 17th Street, 26th Floor, Denver, CO 80202, by telephone at (800) 624-4190 or by visiting us at www.blu.com.

If your shares are registered with a broker, you most likely can still participate in the Dividend Reinvestment Plan. Please contact your broker about how to participate and to inquire if there are any fees which may be charged by the broker to your account.

STOCKHOLDER DISTRIBUTION INFORMATION

Certain tax information regarding Blue Chip Value Fund, Inc. is required to be provided to stockholders based upon the Fund's income and distributions to the stockholders for the calendar year ended December 31, 2004.

The Board of Directors of Blue Chip Value Fund, Inc. voted to pay to stockholders of record on the record date, the following distributions derived from net investment income and long-term capital gain:

Record Date	Pay Date	Net Investment Income	Long-Term Capital Gain	Total
4/16/2004	4/30/2004	$ 0.0002	$ 0.1398	$ 0.14
7/16/2004	7/30/2004	$ 0.0005	$ 0.1395	$ 0.14
10/15/2004	10/29/2004	$ 0.0026	$ 0.1274	$ 0.13
12/31/2004	1/14/2005	$ 0.0250	$ 0.1250	$ 0.15
		$0.0283	**$0.5317**	**$ 0.56**

The Fund notified stockholders at the end of January 2005 of amounts for use in preparing 2004 income tax returns.

Of the distributions paid from net investment income, 100% qualify for the corporate dividends received deduction and meet the requirements of the tax rules regarding qualified dividend income. In addition, none of the distributions from net investment income include income derived from U.S. Treasury obligations. There were no assets invested in direct U.S. Government Obligations as of December 31, 2004.

HOW TO OBTAIN A COPY OF THE FUND'S PROXY VOTING POLICIES AND RECORDS

A description of the policies and procedures that are used by the Fund's investment adviser to vote proxies relating to the Fund's portfolio securities is available (1) without charge, upon request, by calling (800) 624-4190; (2) on the Fund's website at www.blu.com and (3) on the Fund's Form N-CSR which is available on the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

Information regarding how the Fund's investment adviser voted proxies relating to the Fund's portfolio securities during the most recent 12-month period ended June 30 is available, (1) without charge, upon request by calling (800) 624-4190; (2) on the Fund's website at www.blu.com and (3) on the SEC website at www.sec.gov.

QUARTERLY PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330. In addition, the Fund's complete schedule of portfolio holdings for the first and third quarters of each fiscal year is available on the Fund's website at www.blu.com.

SEND US YOUR E-MAIL ADDRESS

If you would like to receive monthly portfolio composition and characteristic updates, press releases and financial reports electronically as soon as they are available, please send an e-mail to blu@denveria.com and include your name and e-mail address. You will still receive paper copies of any required communications and reports in the mail. This service is completely voluntary and you can cancel at any time by contacting us via e-mail at blu@denveria.com or toll-free at 1-800-624-4190.

INFORMATION ON THE DIRECTORS AND OFFICERS OF THE FUND

The list below provides certain information about the identity and business experience of the directors and officers of the Fund. The Fund's Statement of Additional Information includes additional information about the Fund's directors, and may be obtained from the Fund free of charge by calling 1-800-624-4190.

*INTERESTED DIRECTORS**

TODGER ANDERSON, CFA[1]
Age: 60

Position(s) Held with the Fund:
President and Director

Term of Office[2] and Length of Time Served:
President since 1987. Director from 1988 to 1995 and since 1998. Term as Director expires in 2007.

Principal Occupations During the Past Five Years:
Chairman, Denver Investment Advisors LLC (since 2004). President and Executive Manager, Denver Investment Advisors LLC (from 1995 until 2004); prior thereto, President and Director of Portfolio Management, Denver Investment Advisors, Inc.; Portfolio Manager, Westcore MIDCO Growth Fund (since 1986); Portfolio Co-Manager, Westcore Select Fund (since 2001).

Number of Portfolios in Fund Complex[3] Overseen by Director: One

Other Directorships[4] Held by Director: Fischer Imaging Corporation

KENNETH V. PENLAND, CFA[1]
Age: 62

Position(s) Held with the Fund:
Chairman of the Board and Director

Term of Office[2] and Length of Time Served:
Chairman of the Board and Director since 1987. Term as Director expires in 2006.

Principal Occupations During the Past Five Years:
Retired; from 1995 until December 2001; Chairman and Executive Manager, Denver Investment Advisors LLC; prior thereto Chairman of the Board and Director of Research, Denver Investment Advisors, Inc.; from 1995 until August 2002; President, Westcore Funds; Trustee, Westcore Funds (since 2001).

Number of Portfolios in Fund Complex[3] Overseen by Director: Twelve

Other Directorships[4] Held by Director: None   13

INDEPENDENT DIRECTORS

RICHARD C. SCHULTE[1]
Age: 60

Position(s) Held with the Fund:
Director

Term of Office[2] and Length of Time Served:
Director since 1987. Term expires in 2005.

Principal Occupations During the Past Five Years:
Private Investor; from 1993 until 1996, President,
Transportation Service Systems, Inc.; Employee, Southern
Pacific Lines, Denver, Colorado (until 1996); prior thereto,
Employee, Rio Grande Industries, Denver, Colorado
(holding company) (1991-1993); Vice President Finance
and Treasurer, Rio Grande Holdings, Inc., Denver, Colorado
(1990-1993); and Vice President, Denver & Rio Grande
Western Railroad Company, Denver, Colorado (1990-1993).

**Number of Portfolios in Fund Complex[3]
Overseen by Director:** One

Other Directorships[4] Held by Director: None

ROBERTA M. WILSON, CFA[1]
Age: 61

Position(s) Held with the Fund:
Director

Term of Office[2] and Length of Time Served:
Director since 1987. Term expires in 2006.

Principal Occupations During the Past Five Years:
Retired; from 1985 until July 1998, Director of Finance,
Denver Board of Water Commissioners, Denver, Colorado.
Management consultant and coach (since 1998).

**Number of Portfolios in Fund Complex[3]
Overseen by Director:** One

Other Directorships[4] Held by Director: None

LEE W. MATHER, JR.[1]
Age: 61

Position(s) Held with the Fund:
Director

Term of Office[2] and Length of Time Served:
Director since 2001. Term expires in 2005.

Principal Occupations During the Past Five Years:
Director, American Rivers (conservation organization)
(since June 2000); Investment Banker, Merrill Lynch & Co.
(January 1977 - April 2000).

**Number of Portfolios in Fund Complex[3]
Overseen by Director:** One

Other Directorships[4] Held by Director: None

GARY P. McDANIEL[1]
Age: 59

Position(s) Held with the Fund:
Director

Term of Office[2] and Length of Time Served:
Director since 2001. Term expires in 2007.

Principal Occupations During the Past Five Years:
Senior Managing Director, BaseCamp Capital LLC (private
equity investing) (since 2003); Chief Executive Officer,
Chateau Communities, Inc. (REIT/manufactured housing)
(1997-2002).

**Number of Portfolios in Fund Complex[3]
Overseen by Director:** One

Other Directorships[4] Held by Director: None

The Fund's President has certified to the New York Stock
Exchange that, as of June 2, 2004, he was not aware of any
violation by the Fund of the applicable NYSE Corporate
Governance listing standards. In addition, the Fund has filed
certifications of its principal executive officer and principal
financial officer as exhibits to its reports on Form N-CSR filed
with the Securities and Exchange Commission relating to the
quality of the disclosures contained in such reports.

OFFICERS

MARK M. ADELMANN, CFA, CPA
Age: 47

1225 Seventeenth St.
26th Floor
Denver, Colorado 80202

Position(s) Held with the Fund:
Vice President

Term of Office[2] and Length of Time Served:
Vice President since 2002.

Principal Occupations During the Past Five Years:
Vice President, Denver Investment Advisors LLC (since 2000); Research Analyst, Denver Investment Advisors LLC (since 1995).

JOAN OHLBAUM SWIRSKY
Age: 47

One Logan Square
18th and Cherry Sts.
Philadelphia, PA 19103

Position(s) Held with the Fund:
Secretary

Term of Office[2] and Length of Time Served:
Secretary since 2004.

Principal Occupations During the Past Five Years:
Counsel to the law firm of Drinker Biddle & Reath LLP, Philadelphia, PA.

JASPER R. FRONTZ, CPA, CFA[5]
Age: 36

1225 Seventeenth St.
26th Floor
Denver, Colorado 80202

Position(s) Held with the Fund:
Treasurer, Chief Compliance Officer

Term of Office[2] and Length of Time Served:
Treasurer since 1997, Chief Compliance Officer since 2004.

Principal Occupations During the Past Five Years:
Vice President, Denver Investment Advisors LLC (since 2000); Director of Mutual Fund Administration, Denver Investment Advisors LLC (since 1997); prior thereto, Fund Controller, ALPS Mutual Fund Services, Inc. (1995-1997), Registered Representative, ALPS Distributors, Inc. (since 1995).

NOTES

*These directors each may be deemed to be an "interested director" of the Fund within the meaning of the Investment Company Act of 1940 by virtue of their affiliations with the Fund's investment adviser and their positions as officers of the Fund.

1. Each director may be contacted by writing to the director, c/o Blue Chip Value Fund, Inc., 1225 Seventeenth Street, 26th Floor, Denver, Colorado 80202, Attn: Jasper Frontz.

2. The Fund's By-Laws provide that the Board of Directors shall consist of three classes of members. Directors are chosen for a term of three years, and the term of one class of directors expires each year. The officers of the Fund are elected by the Board of Directors and, subject to earlier termination of office, each officer holds office for one year and until his or her successor is elected and qualified.

3. Fund complex is comprised of the Fund, consisting of one portfolio and Westcore Funds, of which there are twelve portfolios.

4. Includes only directorships of companies required to report to the Securities and Exchange Commission under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Investment Company Act of 1940.

5. Mr. Frontz also serves as Treasurer and Chief Compliance Officer of Westcore Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Blue Chip Value Fund, Inc.:

We have audited the accompanying statement of assets and liabilities of Blue Chip Value Fund, Inc., (the "Fund"), including the statement of investments, as of December 31, 2004, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Blue Chip Value Fund, Inc. as of December 31, 2004, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Denver, Colorado   February 14, 2005

STATEMENT OF INVESTMENTS

December 31, 2004

	Shares	Cost	Market Value
COMMON STOCKS – 107.44%			
BASIC MATERIALS – 2.03%			
Forestry & Paper – 2.03%			
Bowater Inc.	72,600	$ 3,478,573	$ 3,192,222
TOTAL BASIC MATERIALS		3,478,573	3,192,222
CAPITAL GOODS – 6.63%			
Aerospace & Defense – 4.03%			
General Dynamics Corp.	32,200	3,319,660	3,368,120
Raytheon Co.	76,100	2,872,747	2,954,963
		6,192,407	6,323,083
Industrial Products – 2.60%			
Parker Hannifin Corp.	53,900	3,893,549	4,082,386
TOTAL CAPITAL GOODS		10,085,956	10,405,469
COMMERCIAL SERVICES – 3.93%			
IT Services – 3.93%			
Computer Sciences Corp.*†	109,400	5,309,155	6,166,878
TOTAL COMMERCIAL SERVICES		5,309,155	6,166,878
COMMUNICATIONS – 2.22%			
Telecomm Equipment & Solutions – 2.22%			
Nokia Corp.	222,500	3,475,354	3,486,575
TOTAL COMMUNICATIONS		3,475,354	3,486,575
CONSUMER CYCLICAL – 17.79%			
Clothing & Accessories – 3.25%			
TJX Companies Inc.†	202,500	4,766,984	5,088,825
General Merchandise – 3.65%			
Target Corp.	110,400	5,543,415	5,733,072
Hotels & Gaming – 2.64%			
Starwood Hotels & Resorts Worldwide Inc.	71,000	3,389,035	4,146,400
Other Consumer Services – 1.16%			
Cendant Corp.	77,900	1,780,208	1,821,302
Publishing & Media – 5.49%			
Dow Jones & Company Inc.	41,200	2,286,186	1,774,072
Viacom Inc. - Class B	68,900	3,268,535	2,507,271
Walt Disney Co.†	156,000	3,932,134	4,336,800
		9,486,855	8,618,143
Restaurants – 1.60%			
Darden Restaurants Inc.	90,500	2,254,348	2,510,470
TOTAL CONSUMER CYCLICAL		27,220,845	27,918,212

	Shares	Cost	Market Value
CONSUMER STAPLES – 6.86%			
Food & Agricultural Products – 4.85%			
Bunge Ltd.	72,500	$ 3,181,331	$ 4,133,225
Kraft Foods Inc.	97,800	3,191,202	3,482,658
		6,372,533	7,615,883
Home Products – 2.01%			
Colgate Palmolive Co.	61,500	3,488,943	3,146,340
TOTAL CONSUMER STAPLES		9,861,476	10,762,223
ENERGY – 9.48%			
Exploration & Production – 3.44%			
Occidental Petroleum Corp.	92,600	5,189,711	5,404,136
Integrated Oils – 3.70%			
Marathon Oil Corp.	91,400	3,635,580	3,437,554
Suncor Energy Inc.	66,800	2,244,861	2,364,720
		5,880,441	5,802,274
Oil Services – 2.34%			
Transocean Inc.*	86,500	2,986,106	3,666,735
TOTAL ENERGY		14,056,258	14,873,145
FINANCIALS – 23.79%			
Integrated Financial Services – 4.10%			
Citigroup Inc.†	133,300	6,024,768	6,422,394
Property Casualty Insurance – 1.65%			
Allstate Corp.†	50,100	2,403,745	2,591,172
Regional Banks – 2.91%			
US Bancorp	88,600	2,549,281	2,774,952
Wachovia Corp.	34,100	1,644,934	1,793,660
		4,194,215	4,568,612
Securities & Asset Management – 6.83%			
Goldman Sachs Group Inc.	22,900	2,250,477	2,382,516
Merrill Lynch & Company Inc.†	80,800	4,527,566	4,829,416
Morgan Stanley & Co.	63,100	3,378,672	3,503,312
		10,156,715	10,715,244
Specialty Finance – 6.60%			
Countrywide Financial Corp.	73,000	2,577,027	2,701,730
Freddie Mac	53,000	3,499,043	3,906,100
MBNA Corp.	132,900	3,368,944	3,746,451
		9,445,014	10,354,281
Thrifts – 1.70%			
Washington Mutual Inc.	63,100	2,496,728	2,667,868
TOTAL FINANCIALS		34,721,185	37,319,571

	Shares	Cost	Market Value
MEDICAL - HEALTHCARE – 22.92%			
Healthcare Services – 5.09%			
Pacificare Health Systems Inc.*	141,400	$ 5,396,612	$ 7,991,928
Medical Technology – 1.74%			
Medtronic Inc.	54,800	2,757,971	2,721,916
Pharmaceuticals – 16.09%			
Abbott Laboratories†	82,500	3,448,251	3,848,625
Amgen Inc.*†	95,800	5,648,679	6,145,570
Barr Pharmaceuticals Inc.*	70,800	3,366,198	3,224,232
Pfizer Inc.†	186,860	5,700,607	5,024,665
Teva Pharmaceutical Industries Ltd.	234,400	6,671,513	6,999,184
		24,835,248	25,242,276
TOTAL MEDICAL - HEALTHCARE		32,989,831	35,956,120
TECHNOLOGY – 9.59%			
Computer Software – 5.95%			
Microsoft Corp.†	193,800	5,974,024	5,176,398
Verisign Inc.*	124,100	3,362,085	4,159,832
		9,336,109	9,336,230
Semiconductors – 3.64%			
Altera Corp.*†	132,500	3,165,704	2,742,750
Intel Corp.	126,600	3,524,705	2,961,174
		6,690,409	5,703,924
TOTAL TECHNOLOGY		16,026,518	15,040,154
TRANSPORTATION – 2.20%			
Railroads – 2.20%			
Norfolk Southern Corp.	95,400	3,411,566	3,452,526
TOTAL TRANSPORTATION		3,411,566	3,452,526
TOTAL COMMON STOCKS		160,636,717	168,573,095
SHORT-TERM INVESTMENTS – 0.11%			
Goldman Sachs Financial Square Prime Obligations Fund - FST Shares		181,153	181,153
TOTAL SHORT-TERM INVESTMENTS		181,153	181,153
TOTAL INVESTMENTS	107.55%	$160,817,870	$168,754,248
Liabilities in Excess of Other Assets	(7.55%)		(11,851,011)
NET ASSETS	100.00%		$156,903,237

*Denotes non-income producing security.
†A portion of the shares held in this security are pledged as collateral for the borrowings under the loan agreement.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

ASSETS	
Investments at market value	$168,754,248
(identified cost $160,817,870)	
Dividends receivable	255,310
Interest receivable	3,711
Other assets	11,888
TOTAL ASSETS	169,025,157
LIABILITIES	
Distributions payable	4,086,546
Loan payable to bank (Note 4)	7,850,000
Interest due on loan payable to bank	21,871
Advisory fee payable	79,297
Administration fee payable	8,377
Accrued Compliance Officer fees	2,167
Accrued expenses and other liabilities	73,662
TOTAL LIABILITIES	12,121,920
NET ASSETS	$156,903,237
COMPOSITION OF NET ASSETS	
Capital stock, at par	$ 272,436
Paid-in-capital	148,343,246
Undistributed net investment income	81,907
Accumulated net realized gain	269,270
Net unrealized appreciation on investments	7,936,378
	$156,903,237
SHARES OF COMMON STOCK	
OUTSTANDING (100,000,000 shares	
authorized at $0.01 par value)	27,243,639
Net asset value per share	$ 5.76

See accompanying notes to financial statements.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

INCOME		
Dividends (net of foreign withholding taxes of $6,402)	$2,505,263	
Interest	14,326	
TOTAL INCOME		$ 2,519,589
EXPENSES		
Investment advisory fee (Note 3)	896,737	
Administrative services fee (Note 3)	96,711	
Interest on outstanding loan payable	194,564	
Legal fees	145,000	
Stockholder reporting	103,030	
Directors' fees and expenses	73,190	
Transfer agent fees	71,522	
NYSE listing fees	26,217	
Audit and tax preparation fees	24,500	
Insurance and fidelity bond	15,035	
Custodian fees	9,676	
Other	7,000	
Chief Compliance Officer fees	4,500	
TOTAL EXPENSES		1,667,682
NET INVESTMENT INCOME		851,907
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS		
Net realized gain on investments		30,652,528
Change in net unrealized appreciation/ depreciation of investments		(11,703,635)
NET GAIN ON INVESTMENTS		18,948,893
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS		$ 19,800,800

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Increase in net assets		
from operations:		
Net investment income	$ 851,907	$ 363,532
Net realized gain from		
securities transactions	30,652,528	417,452
Change in net unrealized		
appreciation or depreciation		
of investments	(11,703,635)	32,391,284
	19,800,800	33,172,268
Decrease in net assets		
from distributions to		
stockholders from:		
Net investment income	(770,000)	(363,532)
Net realized gain on		
investments	(14,410,727)	0
Return of capital	0	(13,273,611)
	(15,180,727)	(13,637,143)
Increase in net assets from		
common stock transactions:		
Net asset value of common		
stock issued to stockholders		
from reinvestment of		
dividends (373,845 and		
283,732 shares issued,		
respectively)	2,226,141	1,808,988
	2,226,141	1,808,988
NET INCREASE IN		
NET ASSETS	6,846,214	21,344,113
NET ASSETS		
Beginning of year	150,057,023	128,712,910
End of year	$156,903,237	$150,057,023

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

Cash Flows from Operating Activities

Net increase in net assets from operations	$ 19,800,800
Adjustments to reconcile net increase in net assets from operations to net cash used in operating activities:	
Purchase of investment securities	(181,326,756)
Proceeds from disposition of investment securities	190,342,848
Proceeds from class-action litigation settlements	38,111
Net purchase of short-term investment securities	(75,583)
Net realized gain from securities investments	(30,652,528)
Net change in unrealized appreciation on investments	11,703,635
Increase in dividends and interest receivable	(37,960)
Decrease in other assets	1,303
Increase in accrued expenses and payables	310,716
Net cash provided by operating activities	10,104,586
Cash Flows from Financing Activities	
Proceeds from bank borrowing	20,400,000
Repayment of bank borrowing	(17,550,000)
Cash distributions paid	(12,954,586)
Net cash used in financing activities	(10,104,586)
Net increase in cash	0
Cash, beginning balance	0
Cash, ending balance	0

Supplemental disclosure of cash flow information:
Noncash financing activities not included herein consist of
reinvestment of dividends and distributions of $2,226,141.

See accompanying notes to financial statements.

FINANCIAL HIGHLIGHTS

Per Share Data

(for a share outstanding throughout each period)

Net asset value – beginning of period

Investment operations*

Net investment income

Net gain (loss) on investments

Total from investment operations

Distributions

From net investment income

From net realized gains on investments

Return of capital

Total distributions

Capital Share Transactions

Dilutive effects of rights offerings

Offering costs charged to paid in capital

Total capital share transactions

    Net asset value, end of period

    Per share market value, end of period

Total investment return[1] based on:

    Market Value

    Net Asset Value

Ratios/Supplemental data:

Ratio of operating expenses to average net assets

Ratio of total expenses to average net assets

Ratio of net investment income to average net assets

Ratio of total distributions to average net assets

Portfolio turnover rate[2]

Net assets – end of period (in thousands)

See accompanying notes to financial statements.

*Per share amounts calculated based on average shares outstanding during the period.

[1]Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Rights offerings, if any, are assumed for purposes of this calculation to be fully subscribed under the terms of the rights offering. Generally, total investment return based on net asset value will be higher than total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely,

	For the year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
	$ 5.58	$ 4.85	$ 6.94	$ 8.17	$ 9.09
	0.03	0.01	0.04	0.04	0.05
	0.71	1.23	(1.40)	(0.29)	(0.08)
	0.74	1.24	(1.36)	(0.25)	(0.03)
	(0.03)	(0.01)	(0.04)	(0.04)	(0.05)
	(0.53)	—	—	(0.36)	(0.84)
	—	(0.50)	(0.52)	(0.34)	—
	(0.56)	(0.51)	(0.56)	(0.74)	(0.89)
	—	—	(0.16)	(0.23)	—
	—	—	(0.01)	(0.01)	—
	—	—	(0.17)	(0.24)	—
	$ 5.76	$ 5.58	$ 4.85	$ 6.94	$ 8.17
	$ 6.68	$ 6.14	$ 4.59	$ 7.56	$ 7.55
	19.2%	46.9%	(32.2%)	14.1%	(3.2%)
	13.1%	26.4%	(20.6%)	(3.0%)	0.2%
	0.99%	1.13%	0.93%	0.91%	0.88%
	1.12%	1.13%	0.93%	0.91%	0.88%
	0.57%	0.27%	0.64%	0.56%	0.63%
	10.16%	10.07%	10.15%	10.21%	10.46%
	115.39%	52.58%	65.86%	73.30%	127.55%
	$156,903	$150,057	$128,713	$145,517	$140,863

total investment return based on the net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods.

(2)A portfolio turnover rate is the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding short-term investments) for a year and dividing it by the monthly average of the market value of the portfolio securities during the year. Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 2004 were $181,326,756 and $190,342,848, respectively.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Blue Chip Value Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company.

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

Security Valuation – All securities of the Fund are valued as of the close of regular trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. (Eastern Time), on each day that the NYSE is open. Listed securities are generally valued at the last sales price as of the close of regular trading on the NYSE. Securities traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") are generally valued at the NASDAQ Official Closing Price ("NOCP"). In the absence of sales and NOCP, such securities are valued at the mean of the bid and asked prices.

Securities having a remaining maturity of 60 days or less are valued at amortized cost which approximates market value.

When market quotations are not readily available or when events occur that make established valuation methods unreliable, securities of the Fund may be valued at fair value determined in good faith by or under the direction of the Board of Directors.

Investment Transactions – Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Realized gains and losses from investment transactions and unrealized appreciation and depreciation of investment are determined on the "specific identification" basis for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income, which includes interest earned on money market funds, is accrued and recorded daily.

Federal Income Taxes – The Fund intends to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its stockholders. Therefore, no provision has been made for federal income taxes.

During the year ended December 31, 2004, the Fund used capital loss carryforwards of $15,530,078.

The tax character of the distributions paid was as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Distributions paid from:		
Ordinary income	$ 770,000	$ 363,532
Long-term capital gain	14,410,727	—
Return of capital	—	13,273,611
Total	$ 15,180,727	$ 13,637,143

As of December 31, 2004 the components of distributable earnings on a tax basis was as follows:

Undistributed net investment income	$ 81,907
Accumulated net realized gain	419,350
Net unrealized appreciation	7,786,298
Total	$ 8,287,555

The difference between book basis and tax basis is attributable to the tax deferral of losses on wash sales.

Distributions to Stockholders – Distributions to stockholders are recorded on the ex-dividend date.

The Fund currently maintains a "managed distribution policy" which distributes at least 2.5% of its net asset value quarterly to its stockholders. These fixed distributions are not related to the amount of the Fund's net investment income or net realized capital gains or losses and will be classified to conform to the tax reporting requirements of the Internal Revenue Code. If the Fund's total distributions required by the fixed quarterly payout policy for the year exceed the Fund's "current and accumulated earnings and profits," the excess will be treated as non-taxable return of capital, reducing the stockholder's adjusted basis in his or her shares. Although capital loss carryforwards may offset any current year net realized capital gains, such amounts do not reduce the Fund's "current earnings and profits." Therefore, to the extent that current year net realized capital gains are offset by capital loss carryforwards, such excess distributions are classified as taxable ordinary income rather than non-taxable return of capital. See Federal Income Taxes discussion above. In this situation, the Fund's Board of Directors would consider that factor, among others, in determining whether to retain, alter or eliminate the "managed distribution policy." The Fund's distribution policy may be changed at the discretion of the Fund's Board of Directors. At this time, the Board of Directors has no plans to change the current policy.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

2. UNREALIZED APPRECIATION AND DEPRECIATION OF INVESTMENTS (TAX BASIS)

As of December 31, 2004:

Gross appreciation (excess of value over tax cost)	$ 13,081,150
Gross depreciation (excess of tax cost over value)	(5,294,852)
Net unrealized appreciation	$ 7,786,298
Cost of investments for income tax purposes	$160,967,950

3. INVESTMENT ADVISORY AND ADMINISTRATION SERVICES AND OTHER RELATED PARTY TRANSACTIONS

The Fund has an Investment Advisory Agreement with Denver Investment Advisors LLC ("DenverIA"), whereby a management fee is paid to DenverIA based on an annual rate of 0.65% of the Fund's average weekly net assets up to $100,000,000 and 0.50% of the Fund's average weekly net assets in excess of $100,000,000. The management fee is paid monthly based on the average of the net assets of the Fund computed as of the last business day the New York Stock Exchange is open each week. Certain officers and a director are also officers of DenverIA.

ALPS Mutual Funds Services, Inc. ("ALPS") and DenverIA serve as the Fund's co-administrators. The Administrative Agreement includes the Fund's administrative and fund accounting services. For the period January 1, 2004 to September 28, 2004, the administrative services fee was based on an annual rate for ALPS and DenverIA, respectively, of 0.08% and 0.01% of the Funds average daily net assets up to $75,000,000, 0.04%, and 0.005% of the Funds average daily net assets between $75,000,000 and $125,000,000, and 0.02% and 0.005% of the Funds average daily net assets in excess of $125,000,000. Effective September 29, 2004, the administrative fee for ALPS changed to 0.0835% of the Fund's average daily net assets up to $75,000,000. The administrative services fee at the remaining breakpoints remained the same. The administrative service fee is paid monthly.

Effective October 1, 2004, the Directors appointed a Chief Compliance Officer who is also Treasurer of the Fund and an employee of DenverIA. The Directors agreed to reimburse DenverIA a portion of his compensation for his services as the Fund's Chief Compliance Officer.

4. LOAN OUTSTANDING

On November 12, 2003 an agreement with Custodial Trust Company, an affiliate of Bear Stearns, was reached, in which the Fund may borrow from the Custodial Trust Company an aggregate amount of up to the lesser of $15,000,000 or the maximum amount the Fund is permitted to borrow under the Investment Company Act of 1940. The interest rate resets monthly at 30-day LIBOR plus 1.00%. The borrowings under the Custodial Trust Company loan are secured by pledging a portion of the Fund's portfolio securities as collateral. The initial value of the portfolio securities pledged must equal twice the amount of the loan outstanding.

Details of the loan outstanding are as follows:

	As of December 31, 2004	Average for Year Ended December 31, 2004
Loan outstanding	$ 7,850,000	$ 7,976,306
Interest rate	3.415%*	2.44%
% of Fund's total assets	4.64%	4.79%
Amount of debt per share outstanding	$ 0.29	$ 0.29
Number of shares outstanding (in thousands)	27,244	27,095**

*Annualized
**Weighted average



BOARD OF DIRECTORS

Kenneth V. Penland, *Chairman*
Todger Anderson, *Director*
Lee W. Mather, Jr, *Director*
Gary P. McDaniel, *Director*
Richard C. Schulte, *Director*
Roberta M. Wilson, *Director*

OFFICERS

Kenneth V. Penland, *Chairman*
Todger Anderson, *President*
Mark M. Adelmann, *Vice President*
Joan Ohlbaum Swirsky, *Secretary*
Jasper R. Frontz, *Treasurer, Chief Compliance Officer*

Investment Adviser/Co-Administrator
Denver Investment Advisors LLC
1225 17th Street, 26th Floor
Denver, CO 80202
(303) 312-5100

Stockholder Relations
Margaret R. Jurado
(800) 624-4190 (303) 312-5100
e-mail: blu@denveria.com

Custodian
Bank of New York
One Wall Street
New York, NY 10286

Co-Administrator
ALPS Mutual Funds Services, Inc.
1625 Broadway, Suite 2200
Denver, CO 80202

Transfer Agent
Dividend Reinvestment Plan Agent
(Questions regarding your Account)
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.melloninvestor.com

NYSE Symbol—BLU

BLUECHIP VALUE FUND

www.blu.com

Item 2 - Code of Ethics

(a) The registrant, as of the end of the period covered by the report, has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller or any persons performing similar functions on behalf of the registrant.

(b) Not applicable.

(c) During the period covered by this report, no amendments were made to the provisions of the code of ethics adopted in 2(a) above.

(d) During the period covered by this report, no implicit or explicit waivers to the provisions of the code of ethics adopted in 2(a) above were granted.

(e) Not applicable.

(f) The registrant's Code of Ethics is attached as an Exhibit hereto.

Item 3 - Audit Committee Financial Expert

The Board of Directors of the registrant has determined that the registrant has at least one "audit committee financial expert" serving on its audit committee. The Board of Directors has designated Gary P. McDaniel and Roberta M. Wilson as the registrant's "audit committee financial experts." Mr. McDaniel and Ms. Wilson are "independent" as defined in paragraph (a)(2) of Item 3 to Form N-CSR.

Item 4. Principal Accountant Fees and Services

(a)   Audit Fees: For the Registrant's fiscal years ended December 31, 2004 and December 31, 2003, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Registrant's annual financial statements were $17,300 and $16,430, respectively.

(b)   Audit-Related Fees: In Registrant's fiscal years ended December 31, 2004 and December 31, 2003, no fees were billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit of the Registrant's financial statements and are not reported under paragraph (a) of this Item.

(c)   Tax Fees: For the Registrant's fiscal years ended December 31, 2004 and December 31, 2003, aggregate fees of $7,200 and $7,786, respectively, were billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. The fiscal year 2004 tax fees were for tax return preparation services and assistance in preparing an application to change accounting method for the Registrant. The fiscal year 2003 tax fees were for tax return preparation services and assistance with research, advice and inquiries to taxing authorities concerning certain tax regulations for the Registrant.

(d)   All Other Fees: For the Registrant's fiscal year ended December 31, 2004 and December 31, 2003, no fees were billed to Registrant by the principal accountant for services other than the services reported in paragraph (a) through (c).

(e)(1) Audit Committee Pre-Approval Policies and Procedures: The Registrant's Audit Committee has not adopted pre-approval policies and procedures. Instead, the Audit Committee approves on a case-by-case basis each audit or non-audit service before the engagement.

(e) (2) No services described in paragraphs (b) through (d) above were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

(f)   Not applicable.

(g)   Aggregate non-audit fees of $35,340 were billed by the Registrant's principal accountant for services rendered to the Registrant and to Registrant's investment adviser for the Registrant's fiscal year ended December 31, 2004 and aggregate non-audit fees of $31,286 were billed by the Registrant's principal accountant for services rendered to the Registrant and to Registrant's investment adviser for the Registrant's fiscal year ended December 31, 2003.

(h)   The non-audit services rendered to Registrant's investment adviser disclosed in paragraph (g) above for the fiscal year ended December 31, 2003 were not required to be pre-approved by the Registrant's audit committee because they were provided prior to May 6, 2003, the effective date of Rule 2-01(c)(7) of Regulation S-X. The Audit Committee has considered whether the provision of non-audit services that were rendered to the Registrant's investment adviser that were not pre-approved is compatible with maintaining the principal accountant's independence.

Item 5 - Audit Committee of Listed Registrants

(a)   The Registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchanges Act. The committee members are: Roberta M. Wilson, Richard C. Schulte, Lee W. Mather, Jr. and Gary P. McDaniel.

(b) Not applicable.

Item 6 – Schedule of Investments

Schedule of Investments is included as part of the Report to Stockholders filed under Item 1 of this form.

Item 7 - Disclosure of Proxy Voting Policies and Procedures for Closed-End Management Investment Companies

The Registrant's Board of Directors, at their May 2003 Board meeting, delegated to its investment adviser, Denver Investment Advisors, subject to the supervision of the Board, the authority to vote Registrant's proxies relating to portfolio securities and directed Denver Investment Advisors to follow and apply Denver Investment Advisors' proxy voting policies and procedures when voting such proxies. A copy of Denver Investment Advisors' Proxy Voting Policy which sets forth the guidelines to be utilized by Denver Investment Advisors in voting proxies for the Registrant follows.

Denver Investment Advisors LLC Proxy Voting Policy

Denver Investment Advisors LLC ("DenverIA"), unless otherwise directed by our clients, will make reasonable attempts to research, vote and record all proxy ballots for the security positions we maintain on our clients' behalf. To execute this responsibility to the highest standard, DenverIA relies heavily on its subscription to the ISS Proxy Voting system ("VoteX"). Institutional Shareholder Services ("ISS") provides proxy research and recommendations, as well as automated voting and record keeping, and is the world's leader in these services. Although ISS offers other consulting services to companies that it also makes proxy vote recommendations on, we review their policies a minimum of once per year and will only use ISS as long as we deem them independent.

We fully review annually ISS Proxy Voting Guidelines and follow their recommendations on most issues for shareholder vote. Subcategories within the guidelines include:

  1) Operational Items
  2) Board of Directors
  3) Proxy Contests
  4) Anti-takeover Defenses and Voting Related Issues
  5) Mergers and Corporate Restructurings
  6) State of Incorporation
  7) Capital Structure
  8) Executive and Director Compensation
  9) Social and Environmental Issues
10) Mutual Fund Proxies
11) Global Proxy Voting Matters

In the rare instance where our portfolio research or security Analyst believes that any ISS recommendation would be to the detriment of our investment clients, we can and will override the ISS recommendation through a manual vote. The final authorization to override an ISS recommendation must be approved by the CCO, Executive Manager or Compliance Committee other than the Analyst. A written record supporting the decision to override the ISS recommendation will be maintained.

Special considerations are made for stocks traded on foreign exchanges. Specifically, if voting will hinder or impair the liquidity of these stocks, DenverIA will not exercise its voting rights.

For any matters subject to proxy vote for mutual funds in which DenverIA is an affiliated party, DenverIA will vote on behalf of clients invested in such mutual funds in accordance with ISS, with no exceptions.

Client information is automatically recorded in "VoteX" for record keeping. For accounts custodied at financial institutions that are not clients of ISS, physical proxy cards are received, marked and returned for voting. Those votes are then manually recorded in "VoteX". For client accounts held in an omnibus registration, ballots that are received will be voted, but no records for individual accounts held in omnibus registration are maintained.

DenverIA maintains proxy data showing the voting pattern on specific issues – either for an individual meeting or for all proxies voted within a specified time period, in addition to proxy voting on individual client accounts.

Upon request we have available ISS Proxy Voting Guidelines Summary documentation from the ISS Proxy Voting manual.

Last Amended: October 2004

Appendix D

ISS 2005 Proxy Voting Guidelines Summary

The following is a condensed version of all proxy voting recommendations contained in the ISS Proxy Voting Manual.

1. Operational Items

Adjourn Meeting

Generally vote AGAINST proposals to provide management with the authority to adjourn an annual or special meeting absent compelling reasons to support the proposal.

Vote FOR proposals that relate specifically to soliciting votes for a merger or transaction for which ISS has recommended a FOR vote. Vote AGAINST proposals if the wording is too vague or if the proposal includes "other business."

Amend Quorum Requirements

Vote AGAINST proposals to reduce quorum requirements for shareholder meetings below a majority of the shares outstanding unless there are compelling reasons to support the proposal.

Amend Minor Bylaws

Vote FOR bylaw or charter changes that are of a housekeeping nature (updates or corrections).

Change Company Name

Vote FOR proposals to change the corporate name.

Change Date, Time, or Location of Annual Meeting

Vote FOR management proposals to change the date/time/location of the annual meeting unless the proposed change is unreasonable.

Vote AGAINST shareholder proposals to change the date/time/location of the annual meeting unless the current scheduling or location is unreasonable.

Ratifying Auditors

Vote FOR proposals to ratify auditors, unless any of the following apply:
- An auditor has a financial interest in or association with the company, and is therefore not independent
- Fees for non-audit services are excessive, or
- There is reason to believe that the independent auditor has rendered an opinion which is neither accurate nor indicative of the company's financial position.

Vote CASE-BY-CASE on shareholder proposals asking companies to prohibit or limit their auditors from engaging in non-audit services.

Vote CASE-BY-CASE on shareholder proposals asking for audit firm rotation, taking into account the tenure of the audit firm, the length of rotation specified in the proposal, any significant audit-related issues at the company, the number of Audit Committee meetings held each year, the number of financial experts serving on the committee, and whether the company has a periodic renewal process where the auditor is evaluated for both audit quality and competitive price.

Transact Other Business
Vote AGAINST proposals to approve other business when it appears as voting item.

Voting on Director Nominees in Uncontested Elections
Votes on director nominees should be made on a CASE-BY-CASE basis, examining the following factors: composition of the board and key board committees, attendance at board meetings, corporate governance provisions and takeover activity, long-term company performance relative to a market index, directors' investment in the company, whether the chairman is also serving as CEO, and whether a retired CEO sits on the board. However, there are some actions by directors that should result in votes being withheld. These instances include directors who:
- Attend less than 75 percent of the board and committee meetings without a valid excuse
- Implement or renew a dead-hand or modified dead-hand poison pill
- Adopt a poison pill without shareholder approval since the company's last annual meeting and there is no requirement to put the pill to shareholder vote within 12 months of its adoption
- Ignore a shareholder proposal that is approved by a majority of the shares outstanding
- Ignore a shareholder proposal that is approved by a majority of the votes cast for two consecutive years
- Failed to act on takeover offers where the majority of the shareholders tendered their shares
- Are inside directors or affiliated outsiders and sit on the audit, compensation, or nominating committees
- Are inside directors or affiliated outsiders and the full board serves as the audit, compensation, or nominating committee or the company does not have one of these committees
- Are audit committee members and the non -audit fees paid to the auditor are excessive.
In addition, directors who enacted egregious corporate governance policies or failed to replace management as appropriate would be subject to recommendations to withhold votes.
- Are inside directors or affiliated outside directors and the full board is less than majority independent
- Sit on more than six public company boards, or on more than two public boards in addition to their own if they are CEOs of public companies.
- Are on the compensation committee when there is a negative correlation between chief executive pay and company performance
- Have failed to address the issue(s) that resulted in any of the directors receiving more than 50% withhold votes out of those cast at the previous board election

Age Limits
Vote AGAINST shareholder or management proposals to limit the tenure of outside directors either through term limits or mandatory retirement ages.

Board Size
Vote FOR proposals seeking to fix the board size or designate a range for the board size.
Vote AGAINST proposals that give management the ability to alter the size of the board outside of a specified range without shareholder approval.

Classification/Declassification of the Board
Vote AGAINST proposals to classify the board.
Vote FOR proposals to repeal classified boards and to elect all directors annually.

Cumulative Voting
Vote AGAINST proposals to eliminate cumulative voting.
Vote proposals to restore or permit cumulative voting on a CASE-BY-CASE basis based on the extent that shareholders have access to the board through their own nominations.

Director and Officer Indemnification and Liability Protection

Proposals on director and officer indemnification and liability protection should be evaluated on a CASE-BY-CASE basis, using Delaware law as the standard.

Vote AGAINST proposals to eliminate entirely directors' and officers' liability for monetary damages for violating the duty of care.

Vote AGAINST indemnification proposals that would expand coverage beyond just legal expenses to acts, such as negligence, that are more serious violations of fiduciary obligation than mere carelessness.

Vote FOR only those proposals providing such expanded coverage in cases when a director's or officer's legal defense was unsuccessful if both of the following apply:

- The director was found to have acted in good faith and in a manner that he reasonably believed was in the best interests of the company, and
- Only if the director's legal expenses would be covered.

Establish/Amend Nominee Qualifications

Vote CASE-BY-CASE on proposals that establish or amend director qualifications. Votes should be based on how reasonable the criteria are and to what degree they may preclude dissident nominees from joining the board.

Vote AGAINST shareholder proposals requiring two candidates per board seat.

Filling Vacancies/Removal of Directors

Vote AGAINST proposals that provide that directors may be removed only for cause.

Vote FOR proposals to restore shareholder ability to remove directors with or without cause.

Vote AGAINST proposals that provide that only continuing directors may elect replacements to fill board vacancies.

Vote FOR proposals that permit shareholders to elect directors to fill board vacancies.

Independent Chairman (Separate Chairman/CEO)

Generally vote FOR shareholder proposals requiring the position of chairman be filled by an independent director unless there are compelling reasons to recommend against the proposal, such as a counterbalancing governance structure. This should include all of the following:

- Designated lead director, elected by and from the independent board members with clearly delineated and comprehensive duties. (The role may alternatively reside with a presiding director, vice chairman, or rotating lead director).
- Two-thirds independent board
- All-independent key committees
- Established governance guidelines

Additionally, the company should not have under-performed its peers.

Majority of Independent Directors/Establishment of Committees

Vote FOR shareholder proposals asking that a majority or more of directors be independent unless the board composition already meets the proposed threshold by ISS's definition of independence.

Vote FOR shareholder proposals asking that board audit, compensation, and/or nominating committees be composed exclusively of independent directors if they currently do not meet that standard.

Open Access

Vote CASE-BY-CASE on shareholder proposals asking for open access taking into account the ownership threshold specified in the proposal and the proponent's rationale for targeting the company in terms of board and director conduct.

Stock Ownership Requirements

Generally vote AGAINST shareholder proposals that mandate a minimum amount of stock that directors must own in order to qualify as a director or to remain on the board. While ISS favors stock ownership on the part of directors, the company should determine the appropriate ownership requirement.

Vote CASE-BY-CASE shareholder proposals asking that the company adopt a holding or retention period for its executives (for holding stock after the vesting or exercise of equity awards), taking into account any stock ownership requirements or holding period/retention ratio already in place and the actual ownership level of executives.

Term Limits

Vote AGAINST shareholder or management proposals to limit the tenure of outside directors either through term limits or mandatory retirement ages.

3. Proxy Contests

Voting for Director Nominees in Contested Elections

Votes in a contested election of directors must be evaluated on a CASE-BY-CASE
basis, considering the following factors:
- Long-term financial performance of the target company relative to its industry; management's track record
- Background to the proxy contest
- Qualifications of director nominees (both slates)
- Evaluation of what each side is offering shareholders as well as the likelihood that the proposed objectives and goals can be met; and stock ownership positions.

Reimbursing Proxy Solicitation Expenses

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis. In cases where ISS recommends in favor of the dissidents, we also recommend voting for reimbursing proxy solicitation expenses.

Confidential Voting

Vote FOR shareholder proposals requesting that corporations adopt confidential voting, use independent vote tabulators and use independent inspectors of election, as long as the proposal includes a provision for proxy contests as follows: In the case of a contested election, management should be permitted to request that the dissident group honor its confidential voting policy. If the dissidents agree, the policy remains in place. If the dissidents will not agree, the confidential voting policy is waived.

Vote FOR management proposals to adopt confidential voting.

4. Antitakeover Defenses and Voting Related Issues

Advance Notice Requirements for Shareholder Proposals/Nominations

Votes on advance notice proposals are determined on a CASE-BY-CASE basis, giving support to those proposals which allow shareholders to submit proposals as close to the meeting date as reasonably possible and within the broadest window possible.

Amend Bylaws without Shareholder Consent

Vote AGAINST proposals giving the board exclusive authority to amend the bylaws.

Vote FOR proposals giving the board the ability to amend the bylaws in addition to shareholders.

Poison Pills

Vote FOR shareholder proposals requesting that the company submit its poison pill to a shareholder vote or redeem it.

Vote FOR shareholder proposals asking that any future pill be put to a shareholder vote.

Shareholder Ability to Act by Written Consent

Vote AGAINST proposals to restrict or prohibit shareholder ability to take action by written consent.

Vote FOR proposals to allow or make easier shareholder action by written consent.

Shareholder Ability to Call Special Meetings

Vote AGAINST proposals to restrict or prohibit shareholder ability to call special meetings.

Vote FOR proposals that remove restrictions on the right of shareholders to act independently of management.

Supermajority Vote Requirements

Vote AGAINST proposals to require a supermajority shareholder vote.

Vote FOR proposals to lower supermajority vote requirements.

5. Mergers and Corporate Restructurings

Appraisal Rights

Vote FOR proposals to restore, or provide shareholders with, rights of appraisal.

Asset Purchases

Vote CASE-BY-CASE on asset purchase proposals, considering the following factors:

- Purchase price
- Fairness opinion
- Financial and strategic benefits
- How the deal was negotiated
- Conflicts of interest
- Other alternatives for the business
- Noncompletion risk.

Asset Sales

Votes on asset sales should be determined on a CASE-BY-CASE basis, considering the following factors:

- Impact on the balance sheet/working capital
- Potential elimination of diseconomies
- Anticipated financial and operating benefits
- Anticipated use of funds
- Value received for the asset
- Fairness opinion
- How the deal was negotiated
- Conflicts of interest.

Bundled Proposals

Review on a CASE-BY-CASE basis bundled or "conditioned" proxy proposals.

In the case of items that are conditioned upon each other, examine the benefits and costs of the packaged items. In instances when the joint effect of the conditioned items is not in shareholders' best interests, vote against the proposals. If the combined effect is positive, support such proposals.

Conversion of Securities

Votes on proposals regarding conversion of securities are determined on a CASE-BY-CASE basis. When evaluating these proposals the investor should review the dilution to existing shareholders, the conversion price relative to market value, financial issues, control issues, termination penalties, and conflicts of interest.

Vote FOR the conversion if it is expected that the company will be subject to onerous penalties or will be forced to file for bankruptcy if the transaction is not approved.

Corporate Reorganization/Debt Restructuring/Prepackaged Bankruptcy Plans/Reverse Leveraged Buyouts/Wrap Plans

Votes on proposals to increase common and/or preferred shares and to issue shares as part of a debt restructuring plan are determined on a CASE-BY-CASE basis, taking into consideration the following:

- Dilution to existing shareholders' position
- Terms of the offer
- Financial issues
- Management's efforts to pursue other alternatives
- Control issues
- Conflicts of interest.

Vote FOR the debt restructuring if it is expected that the company will file for bankruptcy if the transaction is not approved.

Formation of Holding Company

Votes on proposals regarding the formation of a holding company should be determined on a CASE-BY-CASE basis, taking into consideration the following:

- The reasons for the change
- Any financial or tax benefits
- Regulatory benefits
- Increases in capital structure
- Changes to the articles of incorporation or bylaws of the company.
- Absent compelling financial reasons to recommend the transaction, vote AGAINST the formation of a holding company if the transaction would include either of the following:
- Increases in common or preferred stock in excess of the allowable maximum as calculated by the ISS Capital Structure model
- Adverse changes in shareholder rights

Going Private Transactions (LBOs and Minority Squeezeouts)

Vote going private transactions on a CASE-BY-CASE basis, taking into account the following: offer price/premium, fairness opinion, how the deal was negotiated, conflicts of interest, other alternatives/offers considered, and noncompletion risk.

Joint Ventures

Votes CASE-BY-CASE on proposals to form joint ventures, taking into account the following: percentage of assets/business contributed, percentage ownership, financial and strategic benefits, governance structure, conflicts of interest, other alternatives, and noncompletion risk.

Liquidations

Votes on liquidations should be made on a CASE-BY-CASE basis after reviewing management's efforts to pursue other alternatives, appraisal value of assets, and the compensation plan for executives managing the liquidation.

Vote FOR the liquidation if the company will file for bankruptcy if the proposal is not approved.

Mergers and Acquisitions/ Issuance of Shares to Facilitate Merger or Acquisition

Votes on mergers and acquisitions should be considered on a CASE-BY-CASE basis, determining whether the transaction enhances shareholder value by giving consideration to the following:

- Prospects of the combined company, anticipated financial and operating benefits
- Offer price
- Fairness opinion
- How the deal was negotiated
- Changes in corporate governance
- Change in the capital structure
- Conflicts of interest.

Private Placements/Warrants/Convertible Debentures

Votes on proposals regarding private placements should be determined on a CASE-BY-CASE basis. When evaluating these proposals the investor should review: dilution to existing shareholders' position, terms of the offer, financial issues, management's efforts to pursue other alternatives, control issues, and conflicts of interest. Vote FOR the private placement if it is expected that the company will file for bankruptcy if the transaction is not approved.

Spinoffs

Votes on spinoffs should be considered on a CASE-BY-CASE basis depending on:

- Tax and regulatory advantages
- Planned use of the sale proceeds
- Valuation of spinoff
- Fairness opinion
- Benefits to the parent company
- Conflicts of interest
- Managerial incentives
- Corporate governance changes
- Changes in the capital structure.

Value Maximization Proposals

Vote CASE-BY-CASE on shareholder proposals seeking to maximize shareholder value by hiring a financial advisor to explore strategic alternatives, selling the company or liquidating the company and distributing the proceeds to shareholders. These proposals should be evaluated based on the following factors: prolonged poor performance with no turnaround in sight, signs of entrenched board and management, strategic plan in place for improving value, likelihood of receiving reasonable value in a sale or dissolution, and whether company is actively exploring its strategic options, including retaining a financial advisor.

6. State of Incorporation

Control Share Acquisition Provisions

Vote FOR proposals to opt out of control share acquisition statutes unless doing so would enable the completion of a takeover that would be detrimental to shareholders.

Vote AGAINST proposals to amend the charter to include control share acquisition provisions.

Vote FOR proposals to restore voting rights to the control shares.

Control Share Cashout Provisions

Vote FOR proposals to opt out of control share cashout statutes.

Disgorgement Provisions
Vote FOR proposals to opt out of state disgorgement provisions.

Fair Price Provisions
Vote proposals to adopt fair price provisions on a CASE-BY-CASE basis, evaluating factors such as the vote required to approve the proposed acquisition, the vote required to repeal the fair price provision, and the mechanism for determining the fair price.
Generally, vote AGAINST fair price provisions with shareholder vote requirements greater than a majority of disinterested shares.

Freezeout Provisions
Vote FOR proposals to opt out of state freezeout provisions.

Greenmail
Vote FOR proposals to adopt antigreenmail charter of bylaw amendments or otherwise restrict a company's ability to make greenmail payments.
Review on a CASE-BY-CASE basis antigreenmail proposals when they are bundled with other charter or bylaw amendments.

Reincorporation Proposals
Proposals to change a company's state of incorporation should be evaluated on a CASE-BY-CASE basis, giving consideration to both financial and corporate governance concerns, including the reasons for reincorporating, a comparison of the governance provisions, and a comparison of the jurisdictional laws.
Vote FOR reincorporation when the economic factors outweigh any neutral or negative governance changes.

Stakeholder Provisions
Vote AGAINST proposals that ask the board to consider nonshareholder constituencies or other nonfinancial effects when evaluating a merger or business combination.

State Antitakeover Statutes
Review on a CASE-BY-CASE basis proposals to opt in or out of state takeover statutes (including control share acquisition statutes, control share cash-out statutes, freezeout provisions, fair price provisions, stakeholder laws, poison pill endorsements, severance pay and labor contract provisions, antigreenmail provisions, and disgorgement provisions).

7. Capital Structure

Adjustments to Par Value of Common Stock
Vote FOR management proposals to reduce the par value of common stock.

Common Stock Authorization
Votes on proposals to increase the number of shares of common stock authorized for issuance are determined on a CASE-BY-CASE basis using a model developed by ISS.
Vote AGAINST proposals at companies with dual-class capital structures to increase the number of authorized shares of the class of stock that has superior voting rights.
Vote FOR proposals to approve increases beyond the allowable increase when a company's shares are in danger of being delisted or if a company's ability to continue to operate as a going concern is uncertain.

Dual-Class Stock

Vote AGAINST proposals to create a new class of common stock with superior voting rights.
Vote FOR proposals to create a new class of nonvoting or subvoting common stock if:

- It is intended for financing purposes with minimal or no dilution to current shareholders
- It is not designed to preserve the voting power of an insider or significant shareholder

Issue Stock for Use with Rights Plan

Vote AGAINST proposals that increase authorized common stock for the explicit purpose of implementing a shareholder rights plan (poison pill).

Preemptive Rights

Review on a CASE-BY-CASE basis shareholder proposals that seek preemptive rights. In evaluating proposals on preemptive rights, consider the size of a company, the characteristics of its shareholder base, and the liquidity of the stock.

Preferred Stock

Vote AGAINST proposals authorizing the creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights ("blank check" preferred stock).
Vote FOR proposals to create "declawed" blank check preferred stock (stock that cannot be used as a takeover defense).
Vote FOR proposals to authorize preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable.
Vote AGAINST proposals to increase the number of blank check preferred stock authorized for issuance when no shares have been issued or reserved for a specific purpose.
Vote CASE-BY-CASE on proposals to increase the number of blank check preferred shares after analyzing the number of preferred shares available for issue given a company's industry and performance in terms of shareholder
returns.

Recapitalization

Votes CASE-BY-CASE on recapitalizations (reclassifications of securities), taking into account the following: more simplified capital structure, enhanced liquidity, fairness of conversion terms, impact on voting power and dividends, reasons for the reclassification, conflicts of interest, and other alternatives considered.

Reverse Stock Splits

Vote FOR management proposals to implement a reverse stock split when the number of authorized shares will be proportionately reduced.
Vote FOR management proposals to implement a reverse stock split to avoid delisting.
Votes on proposals to implement a reverse stock split that do not proportionately reduce the number of shares authorized for issue should be determined on a CASE-BY-CASE basis using a model developed by ISS.

Share Repurchase Programs

Vote FOR management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms.

Stock Distributions: Splits and Dividends

Vote FOR management proposals to increase the common share authorization for a stock split or share dividend, provided that the increase in authorized shares would not result in an excessive number of shares available for issuance as determined using a model developed by ISS.

Tracking Stock

Votes on the creation of tracking stock are determined on a CASE-BY-CASE basis, weighing the strategic value of the transaction against such factors as: adverse governance changes, excessive increases in authorized capital stock, unfair method of distribution, diminution of voting rights, adverse conversion features, negative impact on stock option plans, and other alternatives such as spinoff.

8. Executive and Director Compensation

Votes with respect to equity-based compensation plans should be determined on a CASE-BY-CASE basis. Our methodology for reviewing compensation plans primarily focuses on the transfer of shareholder wealth (the dollar cost of pay plans to shareholders instead of simply focusing on voting power dilution). Using the expanded compensation data disclosed under the SEC's rules, ISS will value every award type. ISS will include in its analyses an estimated dollar cost for the proposed plan and all continuing plans. This cost, dilution to shareholders' equity, will also be expressed as a percentage figure for the transfer of shareholder wealth, and will be considered along with dilution to voting power. Once ISS determines the estimated cost of the plan, we compare it to a company-specific dilution cap.

Our model determines a company-specific allowable pool of shareholder wealth that may be transferred from the company to plan participants, adjusted for:
• Long-term corporate performance (on an absolute basis and relative to a standard industry peer group and an appropriate market index),
• Cash compensation, and
• Categorization of the company as emerging, growth, or mature.
These adjustments are pegged to market capitalization.

Vote AGAINST plans that expressly permit the repricing of underwater stock options without shareholder approval.
Generally vote AGAINST plans in which (1) there is a disconnect between the CEO's pay and company performance (an increase in pay and a decrease in performance) and the main source of the pay increase (over half) is equity-based and (2) the CEO is the participant of the equity proposal. A decrease in performance is based on negative one- and three-year total shareholder returns. An increase in pay is based on the CEO's total direct compensation (salary, cash bonus, present value of stock options, face value of restricted stock, face value of long-term incentive plan payouts, and all other compensation) increasing over the previous year. Also may WITHHOLD votes from the Compensation Committee members.
Generally vote AGAINST plans if the company's most recent three-year burn rate exceeds one standard deviation in excess of the industry mean and is over two percent of common shares outstanding. See Table 1 for details.

Table 1 : Proxy Season 2005 Burn Rate Thresholds

GICS	GICS Dsec	Russell 3000			Non-Russell 3000		
		Mean	Standard Deviation	Mean + Std Dev	Mean	Standard Deviation	Mean + Std Dev
1010	Energy	1.60%	1.02%	2.61%	2.59%	2.19%	4.78%
1510	Materials	1.55%	0.81%	2.36%	2.54%	1.92%	4.46%
2010	Capital Goods	1.86%	1.19%	3.05%	3.23%	2.93%	6.17%
2020	Commercial Services & Supplies	2.87%	1.53%	4.40%	4.39%	3.68%	8.07%
2030	Transportation	2.10%	1.50%	3.60%	2.44%	2.22%	4.66%
2510	Automobiles & Components	2.10%	1.37%	3.48%	2.90%	2.28%	5.18%
2520	Consumer Durables & Apparel	2.40%	1.51%	3.90%	3.42%	2.79%	6.21%
2530	Hotels Restaurants & Leisure	2.39%	1.08%	3.48%	3.30%	2.87%	6.17%
2540	Media	2.34%	1.50%	3.84%	4.12%	2.89%	7.01%
2550	Retailing	2.89%	1.95%	4.84%	4.26%	3.50%	7.75%
3010 to 3030	Food & Staples Retailing	1.98%	1.50%	3.48%	3.37%	3.32%	6.68%
3510	Health Care Equipment & Services	3.24%	1.96%	5.20%	4.55%	3.24%	7.79%
3520	Pharmaceuticals & Biotechnology	3.60%	1.72%	5.32%	5.77%	4.15%	9.92%
4010	Banks	1.44%	1.17%	2.61%	1.65%	1.60%	3.25%
4020	Diversified Financials	3.12%	2.54%	5.66%	5.03%	3.53%	8.55%
4030	Insurance	1.45%	0.88%	2.32%	2.47%	1.77%	4.24%
4040	Real Estate	1.01%	0.89%	1.90%	1.51%	1.50%	3.01%
4510	Software & Services	5.44%	3.05%	8.49%	8.08%	6.01%	14.10%
4520	Technology Hardware & Equipment	4.00%	2.69%	6.68%	5.87%	4.25%	10.12%
4530	Semiconductors & Semiconductor Equipment	5.12%	2.86%	7.97%	6.79%	3.95%	10.74%
5010	Telecommunication Services	2.56%	2.39%	4.95%	4.66%	3.90%	8.56%
5510	Utilities	0.90%	0.65%	1.55%	3.74%	4.63%	8.38%

A company with high three-year average burn rates may avoid triggering the burn rate policy by committing to the industry average over the next years.

However, the above general voting guidelines for pay for performance may change if the compensation committee members can demonstrate that they have improved committee performance based on additional public filing such as an DEFA 14A or 8K. The additional filing needs to present strong and compelling evidence of improved performance with new information that has not been disclosed in the original proxy statement. The reiteration of the compensation committee report will not be sufficient evidence of improved committee performance.

Evidence of improved compensation committee performance includes all of the following:

•The compensation committee has reviewed all components of the CEO's compensation, including the following:

-Base salary, bonus, long-term incentives
-Accumulative realized and unrealized stock option and restricted stock gains
-Dollar value of perquisites and other personal benefits to the CEO and the cost to the company
-Earnings and accumulated payment obligations under the company's nonqualified deferred compensation program
-Actual projected payment obligations under the company's supplemental executive retirement plan (SERPs)

A tally sheet setting forth all the above components was prepared and reviewed affixing dollar amounts under the various payout scenarios.

•A tally sheet with all the above components should be disclosed for the following termination scenarios:
-Payment if termination occurs within 12 months: $_____
-Payment if "not for cause" termination occurs within 12 months: $_____
-Payment if "change of control" termination occurs within 12 months: $_____

•The compensation committee is committed to provide additional information on the named executives' annual cash bonus program and/or long-term incentive cash plan for the current fiscal year. The compensation committee will provide full disclosure of the qualitative and quantitative performance criteria and hurdle rates used to determine the payouts of the cash program. From this disclosure, shareholders will know the minimum level of performance required for any cash bonus to be delivered as well as the maximum cash bonus payable for superior performance.

The repetition of the compensation committee report does not meet ISS' requirement of compelling and strong evidence of improved disclosure. The level of transparency and disclosure is at the highest level where shareholders can understand the mechanics of the annual cash bonus and/or long-term incentive cash plan based on the additional disclosure.

•The compensation committee is committed to grant a substantial portion of performance-based equity awards to the named executive officers. A substantial portion of performance-based awards would be at least 50 percent of the shares awarded to each of the named executive officers. Performance-based equity awards are earned or paid out based on the achievement of company performance targets. The company will disclose the details of the performance criteria (e.g., return on equity) and the hurdle rates (e.g., 15 percent) associated with the performance targets. From this disclosure, shareholders will know the minimum level of performance required for any equity grants to be made. The performance-based equity awards do not refer to non-qualified stock options[1] or performance-accelerated grants[2]. Instead, performance-based equity awards are performance-contingent grants where the individual will not receive the equity grant by not meeting the target performance and vice versa.

The level of transparency and disclosure is at the highest level where shareholders can understand the mechanics of the performance-based equity awards based on the additional disclosure.

•The compensation committee has the sole authority to hire and fire outside compensation consultants. The role of the outside compensation consultant is to assist the compensation committee to analyze executive pay packages or contracts and understand the company's financial measures.

Based on the additional disclosure of improved performance of the compensation committee, ISS will generally vote FOR the compensation committee members up for annual election and vote FOR the employee-based stock plan if there is one on the ballot. However, ISS is not likely to vote FOR the compensation committee members and/or the employee-based stock plan if ISS believes the company has not provided compelling and sufficient evidence of transparent additional disclosure of executive compensation based on the above requirements.

Director Compensation

Votes on compensation plans for directors are determined on a CASE-BY-CASE basis, using a proprietary, quantitative model developed by ISS.

On occasion, director stock plans that set aside a relatively small of shares when combined with employee or executive stock compensation plans exceed the allowable cap. In such cases, starting proxy season 2005, ISS will supplement the analytical approach with a qualitative review of board compensation for companies, taking into consideration:

- Director stock ownership guidelines
- A minimum of three times the annual cash retainer.

- Vesting schedule or mandatory holding/deferral period
- A minimum vesting of three years for stock options or restricted stock, or
- Deferred stock payable at the end of a three-year deferral period.

- Mix between cash and equity
- A balanced mix of cash and equity, for example 40% cash/60% equity or 50% cash/50% equity.
- If the mix is heavier on the equity component, the vesting schedule or deferral period should be more stringent, with the lesser of five years or the term of directorship.

---

[1] Non-qualified stock options are not performance-based awards unless the grant or the vesting of the stock options is tied to the achievement of a pre-determined and disclosed performance measure. A rising stock market will generally increase share prices of all companies, despite of the company's underlying performance.
[2] Performance-accelerated grants are awards that vest earlier based on the achievement of a specified measure. However, these grants will ultimately vest over time even without the attainment of the goal(s).

- Retirement/Benefit and Perquisites programs
- No retirement/benefits and perquisites provided to non-employee directors.

- Quality of disclosure
- Provide detailed disclosure on cash and equity compensation delivered to each non-employee director for the most recent fiscal year in a table. The column headers for the table may include the following: name of each non-employee director, annual retainer, board meeting fees, committee retainer, committee-meeting fees, and equity grants.

For ISS to recommend a vote FOR director equity plans based on the above qualitative features, a company needs to demonstrate that it meets all the above qualitative features in its proxy statement.

Stock Plans in Lieu of Cash
Votes for plans which provide participants with the option of taking all or a portion of their cash compensation in the form of stock are determined on a CASE-BY-CASE basis.
Vote FOR plans which provide a dollar-for-dollar cash for stock exchange.
Votes for plans which do not provide a dollar-for-dollar cash for stock exchange should be determined on a CASE-BY-CASE basis using a proprietary, quantitative model developed by ISS. In cases where the exchange is not dollar-for-dollar, the request for new or additional shares for such equity program will be considered in the quantitative model. However, the cost would be lower than full-value awards since part of the deferral compensation is in-lieu-of cash compensation.

Director Retirement Plans
Vote AGAINST retirement plans for nonemployee directors.
Vote FOR shareholder proposals to eliminate retirement plans for nonemployee directors.

Management Proposals Seeking Approval to Reprice Options
Votes on management proposals seeking approval to reprice options are evaluated on a CASE-BY-CASE basis giving consideration to the following:
- Historic trading patterns
- Rationale for the repricing
- Value-for-value exchange
- Treatment of surrendered options
- Option vesting
- Term of the option
- Exercise price
- Participation.

Qualified Employee Stock Purchase Plans
Votes on qualified employee stock purchase plans should be determined on a CASE-BY-CASE basis.
Vote FOR employee stock purchase plans where all of the following apply:
- Purchase price is at least 85 percent of fair market value
- Offering period is 27 months or less, and
- The number of shares allocated to the plan is ten percent or less of the outstanding shares
Vote AGAINST qualified employee stock purchase plans where any of the following apply:
- Purchase price is less than 85 percent of fair market value, or
- Offering period is greater than 27 months, or
- The number of shares allocated to the plan is more than ten percent of the outstanding shares

Nonqualified Employee Stock Purchase Plans
Votes on nonqualified employee stock purchase plans should be determined on a CASE-BY-CASE basis.

Vote FOR nonqualified employee stock purchase plans with all the following features:

- Broad-based participation (i.e., all employees of the company with the exclusion of individuals with 5 percent or more of beneficial ownership of the company).
- Limits on employee contribution, which may be a fixed dollar amount or expressed as a percent of base salary.
- Company matching contribution up to 25 percent of employee's contribution, which is effectively a discount of 20 percent from market value.
- No discount on the stock price on the date of purchase since there is a company matching contribution.

Vote AGAINST nonqualified employee stock purchase plans when any of the plan features do not meet the above criteria.

Incentive Bonus Plans and Tax Deductibility Proposals (OBRA-Related Compensation Proposals)

Vote FOR proposals that simply amend shareholder-approved compensation plans to include administrative features or place a cap on the annual grants any one participant may receive to comply with the provisions of Section 162(m).

Vote FOR proposals to add performance goals to existing compensation plans to comply with the provisions of Section 162(m) unless they are clearly inappropriate.

Votes to amend existing plans to increase shares reserved and to qualify for favorable tax treatment under the provisions of Section 162(m) should be considered on a CASE-BY-CASE basis using a proprietary, quantitative model developed by ISS.

Generally vote FOR cash or cash and stock bonus plans that are submitted to shareholders for the purpose of exempting compensation from taxes under the provisions of Section 162(m) if no increase in shares is requested.

Employee Stock Ownership Plans (ESOPs)

Vote FOR proposals to implement an ESOP or increase authorized shares for existing ESOPs, unless the number of shares allocated to the ESOP is excessive (more than five percent of outstanding shares.)

401(k) Employee Benefit Plans

Vote FOR proposals to implement a 401(k) savings plan for employees.

Shareholder Proposals Regarding Executive and Director Pay

Generally, vote FOR shareholder proposals seeking additional disclosure of executive and director pay information, provided the information requested is relevant to shareholders' needs, would not put the company at a competitive disadvantage relative to its industry, and is not unduly burdensome to the company.

Vote AGAINST shareholder proposals seeking to set absolute levels on compensation or otherwise dictate the amount or form of compensation.

Vote AGAINST shareholder proposals requiring director fees be paid in stock only.

Vote FOR shareholder proposals to put option repricings to a shareholder vote.

Vote on a CASE-BY-CASE basis for all other shareholder proposals regarding executive and director pay, taking into account company performance, pay level versus peers, pay level versus industry, and long term corporate outlook.

Option Expensing

Generally vote FOR shareholder proposals asking the company to expense stock options, unless the company has already publicly committed to expensing options by a specific date.

Performance-Based Awards

Generally vote FOR shareholder proposals advocating the use of performance-based awards like indexed, premium-priced, and performance-vested options or performance-based shares, unless:

• The proposal is overly restrictive (e.g., it mandates that awards to all employees must be performance-based or all awards to top executives must be a particular type, such as indexed options)

• The company demonstrates that it is using a substantial portion of performance-based awards for its top executives

Golden Parachutes and Executive Severance Agreements

Vote FOR shareholder proposals to require golden parachutes or executive severance agreements to be submitted for shareholder ratification, unless the proposal requires shareholder approval prior to entering into employment contracts.

Vote on a CASE-BY-CASE basis on proposals to ratify or cancel golden parachutes. An acceptable parachute should include the following:

• The triggering mechanism should be beyond the control of management

• The amount should not exceed three times base amount (defined as the average annual taxable W-2 compensation during the five years prior to the year in which the change of control occurs

• Change-in-control payments should be double-triggered, i.e., (1) after a change in control has taken place, and (2) termination of the executive as a result of the change in control. ISS defines change in control as a change in the company ownership structure.

Pension Plan Income Accounting

Generally vote FOR shareholder proposals to exclude pension plan income in the calculation of earnings used in determining executive bonuses/compensation.

Supplemental Executive Retirement Plans (SERPs)

Generally vote FOR shareholder proposals requesting to put extraordinary benefits contained in SERP agreements to a shareholder vote unless the company's executive pension plans do not contain excessive benefits beyond what is offered under employee-wide plans.

9. Social and Environmental Issues

CONSUMER ISSUES AND PUBLIC SAFETY

Animal Rights

Vote CASE-BY-CASE on proposals to phase out the use of animals in product testing, taking into account:

• The nature of the product and the degree that animal testing is necessary or federally mandated (such as medical products),

• The availability and feasibility of alternatives to animal testing to ensure product safety, and

• The degree that competitors are using animal-free testing.

• Generally vote FOR proposals seeking a report on the company's animal welfare standards unless:

• The company has already published a set of animal welfare standards and monitors compliance

• The company's standards are comparable to or better than those of peer firms, and

• There are no serious controversies surrounding the company's treatment of animals

Drug Pricing

Vote CASE-BY-CASE on proposals asking the company to implement price restraints on pharmaceutical products, taking into account:

• Whether the proposal focuses on a specific drug and region

- Whether the economic benefits of providing subsidized drugs (e.g., public goodwill) outweigh the costs in terms of reduced profits, lower R&D spending, and harm to competitiveness
- The extent that reduced prices can be offset through the company's marketing budget without affecting R&D spending
- Whether the company already limits price increases of its products
- Whether the company already contributes life -saving pharmaceuticals to the needy and Third World countries
- The extent that peer companies implement price restraints

Genetically Modified Foods

Vote AGAINST proposals asking companies to voluntarily label genetically engineered (GE) ingredients in their products or alternatively to provide interim labeling and eventually eliminate GE ingredients due to the costs and feasibility of labeling and/or phasing out the use of GE ingredients.

Vote CASE-BY-CASE on proposals asking for a report on the feasibility of labeling products containing GE ingredients taking into account:

- The relevance of the proposal in terms of the company's business and the proportion of it affected by the resolution
- The quality of the company's disclosure on GE product labeling and related voluntary initiatives and how this disclosure compares with peer company disclosure
- Company's current disclosure on the feasibility of GE product labeling, including information on the related costs
- Any voluntary labeling initiatives undertaken or considered by the company.

Vote CASE-BY-CASE on proposals asking for the preparation of a report on the financial, legal, and environmental impact of continued use of GE ingredients/seeds.

- The relevance of the proposal in terms of the company's business and the proportion of it affected by the resolution
- The quality of the company's disclosure on risks related to GE product use and how this disclosure compares with peer company disclosure
- The percentage of revenue derived from international operations, particularly in Europe, where GE products are more regulated and consumer backlash is more pronounced.

Vote AGAINST proposals seeking a report on the health and environmental effects of genetically modified organisms (GMOs). Health studies of this sort are better undertaken by regulators and the scientific community.

Vote AGAINST proposals to completely phase out GE ingredients from the company's products or proposals asking for reports outlining the steps necessary to eliminate GE ingredients from the company's products. Such resolutions presuppose that there are proven health risks to GE ingredients (an issue better left to federal regulators) that outweigh the economic benefits derived from biotechnology.

Handguns

Generally vote AGAINST requests for reports on a company's policies aimed at curtailing gun violence in the United States unless the report is confined to product safety information. Criminal misuse of firearms is beyond company control and instead falls within the purview of law enforcement agencies.

HIV/AIDS

Vote CASE-BY-CASE on requests for reports outlining the impact of the health pandemic (HIV/AIDS, malaria and tuberculosis) on the company's Sub-Saharan operations and how the company is responding to it, taking into account:

- The nature and size of the company's operations in Sub-Saharan Africa and the number of local employees
- The company's existing healthcare policies, including benefits and healthcare access for local workers
- Company donations to healthcare providers operating in the region

Vote **AGAINST** proposals asking companies to establish, implement, and report on a standard of response to the HIV/AIDS, TB, and Malaria health pandemic in Africa and other developing countries, unless the company has significant operations in these markets and has failed to adopt policies and/or procedures to address these issues comparable to those of industry peers.

Predatory Lending

Vote CASE-BY CASE on requests for reports on the company's procedures for preventing predatory lending, including the establishment of a board committee for oversight, taking into account:

- Whether the company has adequately disclosed mechanisms in place to prevent abusive lending practices
- Whether the company has adequately disclosed the financial risks of its subprime business
- Whether the company has been subject to violations of lending laws or serious lending controversies
- Peer companies' policies to prevent abusive lending practices.

Tobacco

Most tobacco-related proposals should be evaluated on a CASE-BY-CASE basis, taking into account the following factors:

Second-hand smoke:

- Whether the company complies with all local ordinances and regulations
- The degree that voluntary restrictions beyond those mandated by law might hurt the company's competitiveness
- The risk of any health-related liabilities.

Advertising to youth:

- Whether the company complies with federal, state, and local laws on the marketing of tobacco or if it has been fined for violations
- Whether the company has gone as far as p eers in restricting advertising
- Whether the company entered into the Master Settlement Agreement, which restricts marketing of tobacco to youth
- Whether restrictions on marketing to youth extend to foreign countries

Cease production of tobacco-related products or avoid selling products to tobacco companies:

- The percentage of the company's business affected
- The economic loss of eliminating the business versus any potential tobacco-related liabilities.
- Spinoff tobacco-related businesses:
- The percentage of the company's business affected
- The feasibility of a spinoff
- Potential future liabilities related to the company's tobacco business.

Stronger product warnings:

Vote AGAINST proposals seeking stronger product warnings. Such decisions are better left to public health authorities.

Investment in tobacco stocks:

Vote AGAINST proposals prohibiting investment in tobacco equities. Such decisions are better left to portfolio managers.

ENVIRONMENT AND ENERGY

Arctic National Wildlife Refuge

Generally vote AGAINST request for reports outlining potential environmental damage from drilling in the Arctic National Wildlife Refuge (ANWR) unless:

- New legislation is adopted allowing development and drilling in the ANWR region;
- The company intends to pursue operations in the ANWR; and
- The company does not currently disclose an environmental risk report for their operations in the ANWR.

CERES Principles

Vote CASE-BY-CASE on proposals to adopt the CERES Principles, taking into account:

• The company's current environmental disclosure beyond legal requirements, including environmental health and safety (EHS) audits and reports that may duplicate CERES

• The company's environmental performance record, including violations of federal and state regulations, level of toxic emissions, and accidental spills

• Environmentally conscious practices of peer companies, including endorsement of CERES

• Costs of membership and implementation.

Environmental-Economic Risk Report

Vote *CASE by CASE* on proposals requesting an economic risk assessment of environmental performance considering:

• The feasibility of financially quantifying environmental risk factors,

• The company's compliance with applicable legislation and/or regulations regarding environmental performance,

• The costs associated with implementing improved standards,

• The potential costs associated with remediation resulting from poor environmental performance, and

• The current level of disclosure on environmental policies and initiatives.

Environmental Reports

Generally vote FOR requests for reports disclosing the company's environmental policies unless it already has well-documented environmental management systems that are available to the public.

Global Warming

Generally vote FOR proposals requesting a report on greenhouse gas emissions from company operations and/or products unless this information is already publicly disclosed or such factors are not integral to the company's line of business.

Generally vote AGAINST proposals that call for reduction in greenhouse gas emissions by specified amounts or within a restrictive time frame unless the company lags industry standards and has been the subject of recent, significant fines or litigation resulting from greenhouse gas emissions.

Recycling

Vote CASE-BY-CASE on proposals to adopt a comprehensive recycling strategy, taking into account:

• The nature of the company's business and the percentage affected

• The extent that peer companies are recycling

• The timetable prescribed by the proposal

• The costs and methods of implementation

• Whether the company has a poor environmental track record, such as violations of federal and state regulations.

Renewable Energy

In general, vote FOR requests for reports on the feasibility of developing renewable energy sources unless the report is duplicative of existing disclosure or irrelevant to the company's line of business.

Generally vote AGAINST proposals requesting that the company invest in renewable energy sources. Such decisions are best left to management's evaluation of the feasibility and financial impact that such programs may have on the company.

Sustainability Report

Generally vote FOR proposals requesting the company to report on policies and initiatives related to social, economic, and environmental sustainability, unless:

- The company already discloses similar information through existing reports or policies such as an Environment, Health, and Safety (EHS) report; comprehensive Code of Corporate Conduct; and/or Diversity Report; or

- The company has formally committed to the implementation of a reporting program based on Global Reporting Initiative (GRI) guidelines or a similar standard within a specified time frame.

GENERAL CORPORATE ISSUES

Outsourcing/ Offshoring

Vote *Case by Case* on proposals calling for companies to report on the risks associated with outsourcing, considering:
- Risks associated with certain international markets
- The utility of such a report to shareholders
- The existence of a publicly available code of corporate conduct that applies to international operations

Link Executive Compensation to Social Performance

Vote CASE-BY-CASE on proposals to review ways of linking executive compensation to social factors, such as corporate downsizings, customer or employee satisfaction, community involvement, human rights, environmental performance, predatory lending, and executive/employee pay disparities. Such resolutions should be evaluated in the
context of:
- The relevance of the issue to be linked to pay
- The degree that social performance is already included in the company's pay structure and disclosed
- The degree that social performance is used by peer companies in setting pay
- Violations or complaints filed against the company relating to the particular social performance measure
- Artificial limits sought by the proposal, such as freezing or capping executive pay
- Independence of the compensation committee
- Current company pay levels.

Charitable/Political Contributions

Generally vote AGAINST proposals asking the company to affirm political nonpartisanship in the workplace so long as:
- The company is in compliance with laws governing corporate political activities, and
- The company has procedures in place to ensure that employee contributions to company-sponsored political action committees (PACs) are strictly voluntary and not coercive.

Vote AGAINST proposals to report or publish in newspapers the company's political contributions. Federal and state laws restrict the amount of corporate contributions and include reporting requirements.

Vote AGAINST proposals disallowing the company from making political contributions. Businesses are affected by legislation at the federal, state, and local level and barring contributions can put the company at a competitive disadvantage.

Vote AGAINST proposals restricting the company from making charitable contributions. Charitable contributions are generally useful for assisting worthwhile causes and for creating goodwill in the community. In the absence of bad faith, self-dealing, or gross negligence, management should determine which contributions are in the best interests of the company.

Vote AGAINST proposals asking for a list of company executives, directors, consultants, legal counsels, lobbyists, or investment bankers that have prior government service and whether such service had a bearing on the business of the company. Such a list would be burdensome to prepare without providing any meaningful information to shareholders.

LABOR STANDARDS AND HUMAN RIGHTS

China Principles
Vote AGAINST proposals to implement the China Principles unless:
- There are serious controversies surrounding the company's China operations, and
- The company does not have a code of conduct with standards similar to those promulgated by the International Labor Organization (ILO).

Country-specific human rights reports
Vote CASE-BY-CASE on requests for reports detailing the company's operations in a particular country and steps to protect human rights, based on:
- The nature and amount of company business in that country
- The company's workplace code of conduct
- Proprietary and confidential information involved
- Company compliance with U.S. regulations on investing in the country
- Level of peer company involvement in the country.

International Codes of Conduct/Vendor Standards
Vote CASE-BY-CASE on proposals to implement certain human rights standards at company facilities or those of its suppliers and to commit to outside, independent monitoring. In evaluating these proposals, the following should be considered:
- The company's current workplace code of conduct or adherence to other global standards and the degree they meet the standards promulgated by the proponent
- Agreements with foreign suppliers to meet certain workplace standards
- Whether company and vendor facilities are monitored and how
- Company participation in fair labor organizations
- Type of business
- Proportion of business conducted overseas
- Countries of operation with known human rights abuses
- Whether the company has been recently involved in significant labor and human rights controversies or violations
- Peer company standards and practices
- Union presence in company's international factories
- Generally vote FOR reports outlining vendor standards compliance unless any of the following apply:
- The company does not operate in countries with significant human rights violations
- The company has no recent human rights controversies or violations, or
- The company already publicly discloses information on its vendor standards compliance.

MacBride Principles
Vote CASE-BY-CASE on proposals to endorse or increase activity on the MacBride Principles, taking into account:
- Company compliance with or violations of the Fair Employment Act of 1989
- Company antidiscrimination policies that already exceed the legal requirements
- The cost and feasibility of adopting all nine principles
- The cost of duplicating efforts to follow two sets of standards (Fair Employment and the MacBride Principles)

- The potential for charges of reverse discrimination
- The potential that any company sales or contracts in the rest of the United Kingdom could be negatively impacted
- The level of the company's investment in Northern Ireland
- The number of company employees in Northern Ireland
- The degree that industry peers have adopted the MacBride Principles
- Applicable state and municipal laws that limit contracts with companies that have not adopted the MacBride Principles.

MILITARY BUSINESS

Foreign Military Sales/Offsets

Vote AGAINST reports on foreign military sales or offsets. Such disclosures may involve sensitive and confidential information. Moreover, companies must comply with government controls and reporting on foreign military sales.

Landmines and Cluster Bombs

Vote CASE-BY-CASE on proposals asking a company to renounce future involvement in antipersonnel landmine production, taking into account:
- Whether the company has in the past manufactured landmine components
- Whether the company's peers have renounced future production
- Vote CASE-BY-CASE on proposals asking a company to renounce future involvement in cluster bomb production, taking into account:
- What weapons classifications the proponent views as cluster bombs
- Whether the company currently or in the past has manufactured cluster bombs or their components
- The percentage of revenue derived from cluster bomb manufacture
- Whether the company's peers have renounced future production

Nuclear Weapons

Vote AGAINST proposals asking a company to cease production of nuclear weapons components and delivery systems, including disengaging from current and proposed contracts. Components and delivery systems serve multiple military and non-military uses, and withdrawal from these contracts could have a negative impact on the company's business.

Operations in Nations Sponsoring Terrorism (Iran)

Vote CASE-BY-CASE on requests for a board committee review and report outlining the company's financial and reputational risks from its operations in Iran, taking into account current disclosure on:

- The nature and purpose of the Iranian operations and the amount of business involved (direct and indirect revenues and expenses) that could be affected by political disruption
- Compliance with U.S. sanctions and laws

Spaced-Based Weaponization

Generally vote FOR reports on a company's involvement in spaced-based weaponization unless:
- The information is already publicly available or
- The disclosures sought could compromise proprietary information.

WORKPLACE DIVERSITY

Board Diversity
Generally vote FOR reports on the company's efforts to diversify the board, unless:
- The board composition is reasonably inclusive in relation to companies of similar size and business or
- The board already reports on its nominating procedures and diversity initiatives.

Generally vote *AGAINST* proposals that would call for the adoption of specific committee charter language regarding diversity initiatives unless the company fails to publicly disclose existing equal opportunity or non-discrimination policies.

Vote CASE-BY-CASE on proposals asking the company to increase the representation of women and minorities on the board, taking into account:
- The degree of board diversity
- Comparison with peer companies
- Established process for improving board diversity
- Existence of independent nominating committee
- Use of outside search firm
- History of EEO violations.

Equal Employment Opportunity (EEO)
Generally vote FOR reports outlining the company's affirmative action initiatives unless all of the following apply:
- The company has well-documented equal opportunity programs
- The company already publicly reports on its company-wide affirmative initiatives and provides data on its workforce diversity, and
- The company has no recent EEO-related violations or litigation.

Vote AGAINST proposals seeking information on the diversity efforts of suppliers and service providers, which can
pose a significant cost and administration burden on the company.

Glass Ceiling
Generally vote FOR reports outlining the company's progress towards the Glass Ceiling Commission's business recommendations, unless:
- The composition of senior management and the board is fairly inclusive
- The company has well-documented programs addressing diversity initiatives and leadership development
- The company already issues public reports on its company-wide affirmative initiatives and provides data on its workforce diversity, and
- The company has had no recent, significant EEO-related violations or litigation

Sexual Orientation
Vote FOR proposals seeking to amend a company's EEO statement in order to prohibit discrimination based on sexual orientation, unless the change would result in excessive costs for the company.

Vote AGAINST proposals to ext end company benefits to or eliminate benefits from domestic partners. Benefits decisions should be left to the discretion of the company.

10. Mutual Fund Proxies

Election of Directors
Vote the election of directors on a CASE-BY-CASE basis, considering the following factors: board structure; director independence and qualifications; and compensation of directors within the fund and the family of funds attendance at board and committee meetings.
Votes should be withheld from directors who:
- attend less than 75 percent of the board and committee meetings
- without a valid excuse for the absences. Valid reasons include illness or
- absence due to company business. Participation via telephone is acceptable.
- In addition, if the director missed only one meeting or one day's
- meetings, votes should not be withheld even if such absence dropped the
- director's attendance below 75 percent.
- ignore a shareholder proposal that is approved by a majority of shares
- outstanding;
- ignore a shareholder proposal that is approved by a majority of the
- votes cast for two consecutive years;
- are interested directors and sit on the audit or nominating committee; or
- are interested directors and the full board serves as the audit or
- nominating committee or the company does not have one of these
- committees.

Converting Closed-end Fund to Open-end Fund
Vote conversion proposals on a CASE-BY-CASE basis, considering the following factors: past performance as a closed-end fund; market in which the fund invests; measures taken by the board to address the discount; and past shareholder activism, board activity, and votes on related proposals.
Proxy Contests
Votes on proxy contests should be determined on a CASE-BY-CASE basis, considering the following factors:
- Past performance relative to its peers
- Market in which fund invests
- Measures taken by the board to address the issues
- Past shareholder activism, board activity, and votes on related proposals
- Strategy of the incumbents versus the dissidents
- Independence of directors
- Experience and skills of director candidates
- Governance profile of the company
- Evidence of management entrenchment

Investment Advisory Agreements
Votes on investment advisory agreements should be determined on a CASE-BY-CASE basis, considering the following factors:
- Proposed and current fee schedules
- Fund category/investment objective
- Performance benchmarks
- Share price performance as compared with peers
- Resulting fees relative to peers
- Assignments (where the advisor undergoes a change of control)

Approving New Classes or Series of Shares
Vote FOR the establishment of new classes or series of shares.

Preferred Stock Proposals
Votes on the authorization for or increase in preferred shares should be determined on a CASE-BY-CASE basis, considering the following factors: stated specific financing purpose, possible dilution for common shares, and whether the shares can be used for antitakeover purposes

1940 Act Policies
Votes on 1940 Act policies should be determined on a CASE-BY-CASE basis, considering the following factors: potential competitiveness; regulatory developments; current and potential returns; and current and potential risk. Generally vote FOR these amendments as long as the proposed changes do not fundamentally alter the investment
focus of the fund and do comply with t he current SEC interpretation.

Changing a Fundamental Restriction to a Nonfundamental Restriction
Proposals to change a fundamental restriction to a nonfundamental restriction should be evaluated on a CASE-BY-CASE basis, considering the following factors: the fund's target investments, the reasons given by the fund for the change, and the projected impact of the change on the portfolio.

Change Fundamental Investment Objective to Nonfundamental
Vote AGAINST proposals to change a fund's fundamental investment objective to nonfundamental.

Name Change Proposals
Votes on name change proposals should be determined on a CASE-BY-CASE basis, considering the following factors: political/economic changes in the target market, consolidation in the target market, and current asset composition

Change in Fund's Subclassification
Votes on changes in a fund's subclassification should be determined on a CASE-BY-CASE basis, considering the following factors: potential competitiveness, current and potential returns, risk of concentration, and consolidation in target industry

Disposition of Assets/Termination/Liquidation
Vote these proposals on a CASE-BY-CASE basis, considering the following factors: strategies employed to salvage the company; the fund's past performance; and terms of the liquidation.

Changes to the Charter Document
Votes on changes to the charter document should be determined on a CASE-BY-CASE basis, considering the following factors:
• The degree of change implied by the proposal
• The efficiencies that could result
• The state of incorporation
• Regulatory standards and implications
Vote AGAINST any of the following changes:
• Removal of shareholder approval requirement to reorganize or terminate the trust or any of its series
• Removal of shareholder approval requirement for amendments to the new declaration of trust
• Removal of shareholder approval requirement to amend the fund's management contract, allowing the contract to be modified by the investment manager and the trust management, as permitted by the 1940 Act
• Allow the trustees to impose other fees in addition to sales charges on investment in a fund, such as deferred sales charges and redemption fees that may be imposed upon redemption of a fund's shares
• Removal of shareholder approval requirement to engage in and terminate subadvisory arrangements
• Removal of shareholder approval requirement to change the domicile of the fund

Changing the Domicile of a Fund

Vote reincorporations on a CASE-BY-CASE basis, considering the following factors: regulations of both states; required fundamental policies of both states; and the increased flexibility available.

Authorizing the Board to Hire and Terminate Subadvisors Without Shareholder Approval

Vote AGAINST proposals authorizing the board to hire/terminate subadvisors without shareholder approval.

Distribution Agreements

Vote these proposals on a CASE-BY-CASE basis, considering the following factors: fees charged to comparably sized funds with similar objectives, the proposed distributor's reputation and past performance, the competitiveness of the fund in the industry, and terms of the agreement.

Master-Feeder Structure

Vote FOR the establishment of a master-feeder structure.

Mergers

Vote merger proposals on a CASE-BY-CASE basis, considering the following factors: resulting fee structure, performance of both funds, continuity of management personnel, and changes in corporate governance and their impact on shareholder rights.

Shareholder Proposals to Establish Director Ownership Requirement

Generally vote AGAINST shareholder proposals that mandate a specific minimum amount of stock that directors must own in order to qualify as a director or to remain on the board. While ISS favors stock ownership on the part of directors, the company should determine the appropriate ownership requirement.

Shareholder Proposals to Reimburse Shareholder for Expenses Incurred

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis. In cases where ISS recommends in favor of the dissidents, we also recommend voting for reimbursing proxy solicitation expenses.

Shareholder Proposals to Terminate the Investment Advisor

Vote to terminate the investment advisor on a CASE-BY-CASE basis, considering the following factors: performance of the fund's NAV, the fund's history of shareholder relations, and the performance of other funds under the advisor's management.

Item 8- Portfolio Managers of Closed-End Management Investment Companies.

Not applicable.

Item 9 - Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purchasers

Not applicable.

Item 10 - Submission of Matters to Vote of Security Holders

There have been no material changes to the procedures by which shareholders may recommend nominees to the Registrant's Board of Directors, where those changes were implemented after the Registrant last provided disclosure in response to the requirements of Item 7(d)(2)(ii)(G) of Schedule 14A or this Item.

Item 11 - Controls and Procedures

(a) The registrant's principal executive officer and principal financial officer have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended) are effective based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of this document.

(b) There was no change in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940, as amended) during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Item 12 - Exhibits

(a)(1)   The code of ethics that applies to the registrant's principal executive officer and principal financial officer is attached hereto as Ex.12.A.1.

(a)(2) Separate certifications for the Registrant's Principal Executive Officer and Principal Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 30a-2(a) under the Investment Company Act of 1940, are attached hereto as Ex99.CERT.

(a)(3)   Not applicable.

(b)   A certification for the Registrant's Principal Executive Officer and Principal Financial Officer, as required by Rule 30a-2(b) under the Investment Company Act of 1940, is attached hereto as Ex99.906CERT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Chip Value Fund, Inc.
By: /s/ Todger Anderson
        Todger Anderson
        President and Chief Executive
        Officer

Date: March 7, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Todger Anderson
        Todger Anderson
        President and Chief Executive
        Officer

Date: March 7, 2005

By: /s/ Jasper R. Frontz
        Jasper R. Frontz
        Treasurer and Chief Financial
        Officer

Date: March 7, 2005